AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 13, 2005

                                                      REGISTRATION NO.333-[____]
                                                               AND NO. 811-07501

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-4

                          REGISTRATION STATEMENT UNDER
                         THE SECURITIES ACT OF 1933 |X|

                         PRE-EFFECTIVE AMENDMENT NO. |_|

                        POST-EFFECTIVE AMENDMENT NO. |_|

                                       AND

                        REGISTRATION STATEMENT UNDER |_|

                       THE INVESTMENT COMPANY ACT OF 1940

                              AMENDMENT NO. 15 |X|

                    JEFFERSON NATIONAL LIFE ANNUITY ACCOUNT G
                           (Exact Name of Registrant)

                    JEFFERSON NATIONAL LIFE INSURANCE COMPANY
                               (Name of Depositor)

                          435 HUDSON STREET, 2ND FLOOR
                            NEW YORK, NEW YORK 10014
              (Address of Depositor's Principal Executive Offices)

                  Depositor's Telephone Number: (866) 667-0561

                     NAME AND ADDRESS OF AGENT FOR SERVICE:
                              CRAIG A. HAWLEY, ESQ.
                          GENERAL COUNSEL AND SECRETARY
                    Jefferson National Life Insurance Company
                     9920 Corporate Campus Drive, Suite 1000
                           Louisville, Kentucky 40223


Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the registration statement. The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.


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                                                       [JEFFERSON NATIONAL LOGO]
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                                MONUMENT ADVISOR
                           INDIVIDUAL VARIABLE ANNUITY
                                    ISSUED BY
                    JEFFERSON NATIONAL LIFE ANNUITY ACCOUNT G
                                       AND
                    JEFFERSON NATIONAL LIFE INSURANCE COMPANY


   This prospectus describes the Monument Advisor Individual Variable Annuity Contract (Contract) offered by Jefferson National Life Insurance Company (We, Us, Our). This Contract provides for the accumulation of Contract Values on a variable basis and subsequent Annuity Payments on a fixed basis, a variable basis or a combination of both. The Contract charges no insurance fees other than the $20 per month Subscription Fee imposed during the Accumulation Period. If you elect to have paper documents delivered to you via U.S. mail, the Subscription Fee is $22.95 per month (state restrictions may apply). You also pay the fees of the Investment Options you select.
   Before purchasing the Contract, you must consent to our delivering electronically all documents and reports relating to your Contract and the Investment Options. Paper versions of these documents will not be sent unless you elect to receive paper documents after purchasing the Contract. Of course, you can print out any document we make available or transmit to you, and we encourage you to do so. You may revoke your consent at any time. Revoking your consent will result in the Subscription Fee being increased to $22.95 per month (state restrictions may apply).
   The Contract has a variety of Investment Options, which include several Sub-accounts that invest in the Investment Portfolios listed below. You can put your money in any of the Sub-accounts. You can view at our Website the current prospectus of each Investment Option, which includes information about each Investment Option's management fees and other expenses you will bear indirectly.
   Money you put in a Sub-account is invested exclusively in a single Investment Portfolio. Your investments in the Investment Portfolios are not guaranteed. You could lose your money.

40/86 SERIES TRUST
MANAGED BY 40/86 ADVISORS, INC.

   o 40/86 Series Trust Balanced Portfolio
   o 40/86 Series Trust Equity Portfolio
   o 40/86 Series Trust Fixed Income Portfolio
   o 40/86 Series Trust Government Securities Portfolio
   o 40/86 Series Trust High Yield Portfolio
   o 40/86 Series Trust Money Market Portfolio

A I M VARIABLE INSURANCE FUNDS
MANAGED BY A I M ADVISORS, INC.
   o AIM V.I. Basic Value Fund - Series II shares
   o AIM V.I. High Yield Fund - Series I shares
   o AIM V.I. Mid Cap Core Equity Fund - Series II shares
   o AIM V.I. Real Estate Fund - Series I shares
   o AIM V.I. Core Stock Fund - Series I shares
   o AIM V.I. Financial Services Fund - Series I shares
   o AIM V.I. Health Sciences Fund - Series I shares (effective July 1, 2005, name is change to AIM V.I. Global Health Care Fund - Series I shares)
   o AIM V.I. Technology Fund - Series I shares

THE ALGER AMERICAN FUND
MANAGED BY FRED ALGER MANAGEMENT, INC.
   o Alger American Growth Portfolio Class O
   o Alger American Leveraged AllCap Portfolio Class O
   o Alger American MidCap Growth Portfolio Class O
   o Alger American Small Capitalization Portfolio Class O

AMERICAN CENTURY VARIABLE PORTFOLIOS, INC.
MANAGED BY AMERICAN CENTURY INVESTMENT MANAGEMENT, INC.
   o American Century VP Income & Growth Fund (Class I)
   o American Century VP Inflation Protection Fund (Class II)
   o American Century VP International Fund (Class I)
   o American Century VP Value Fund (Class I)
   o American Century VP Balanced Fund (Class I)

THE DREYFUS INVESTMENT PORTFOLIOS
(SERVICE SHARES)
MANAGED BY THE DREYFUS CORPORATION
   o DREYFUS IP - SMALL CAP STOCK INDEX PORTFOLIO
THE DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC.
(INITIAL SHARES)
MANAGED BY THE DREYFUS CORPORATION
DREYFUS STOCK INDEX FUND, INC. (INITIAL SHARES)
MANAGED BY THE DREYFUS CORPORATION AND MELLON EQUITY ASSOCIATES.
DREYFUS VARIABLE INVESTMENT FUND ("DREYFUS VIF")
(INITIAL SHARES)
MANAGED BY THE DREYFUS CORPORATION
   o Dreyfus VIF--Disciplined Stock Portfolio (Initial Shares)
   o Dreyfus VIF--International Value Portfolio (Initial Shares)

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THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE
SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
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FEDERATED INSURANCE SERIES

MANAGED BY FEDERATED INVESTMENT MANAGEMENT COMPANY
   o Federated Capital Income Fund II
   o Federated High Income Bond Fund II (Primary Shares)

MANAGED BY FEDERATED GLOBAL INVESTMENT MANAGEMENT CORP.
   o Federated International Equity Fund II

JANUS ASPEN SERIES (SERVICE SHARES)
MANAGED BY JANUS CAPITAL MANAGEMENT LLC
   o Janus Aspen Large Cap Growth Portfolio (Service Shares) (formerly known as Janus Aspen Growth Portfolio)
   o Janus Aspen Mid Cap Growth Portfolio (Service Shares)
   o Janus Aspen Growth and Income Portfolio (Service Shares)
   o Janus Aspen International Growth Portfolio (Service Shares)
   o Janus Aspen Worldwide Growth Portfolio (Service Shares)

LAZARD RETIREMENT SERIES, INC.
MANAGED BY LAZARD ASSET MANAGEMENT LLC
   o Lazard Retirement Emerging Markets Portfolio
   o Lazard Retirement Equity Portfolio
   o Lazard Retirement International Equity Portfolio
   o Lazard Retirement Small Cap Portfolio

LORD ABBETT SERIES FUND, INC.
MANAGED BY LORD, ABBETT & CO. LLC
   o Lord Abbett Series Fund, Inc. - America's Value Portfolio
   o Lord Abbett Series Fund, Inc. - Growth and Income Portfolio

NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST
MANAGED BY NEUBERGER BERMAN MANAGEMENT, INC.
   o Neuberger Berman AMT Fasciano Portfolio (Class S)
   o Neuberger Berman AMT High Income Bond Fund
   o Neuberger Berman AMT Limited Maturity Bond Portfolio
   o Neuberger Berman AMT Mid-Cap Growth Portfolio
   o Neuberger Berman AMT Partners Portfolio
   o Neuberger Berman AMT Regency Portfolio
   o Neuberger Berman AMT Socially Responsive Portfolio

THE POTOMAC INSURANCE TRUST
MANAGED BY RAFFERTY ASSET MANAGEMENT, LLC
   o POTOMAC DYNAMIC VP HY BOND FUND

PIMCO VARIABLE INSURANCE TRUST
MANAGED BY PACIFIC INVESTMENT MANAGEMENT COMPANY LLC
   o PIMCO VIT Money Market Portfolio (Administrative Class)
   o PIMCO VIT Real Return Portfolio (Administrative Class)
   o PIMCO VIT Short-Term Portfolio (Administrative Class)
   o PIMCO VIT Total Return Fund (Administrative Class)

PIONEER VARIABLE CONTRACTS TRUST (CLASS II SHARES)
MANAGED BY PIONEER INVESTMENT MANAGEMENT, INC.
   o Pioneer Equity Income VCT Portfolio
   o Pioneer Europe VCT Portfolio
   o Pioneer Fund VCT Portfolio
   o Pioneer Core Bond VCT Portfolio (available in June 24, 2005)
   o Pioneer High Yield VCT Portfolio
   o Pioneer Money Market VCT Portfolio (Class I Shares only)
   o Pioneer Mid Cap Value VCT Portfolio

ROYCE CAPITAL FUND
MANAGED BY ROYCE & ASSOCIATES, LLC
   o Royce Micro-Cap Portfolio
   o Royce Small-Cap Portfolio

RYDEX VARIABLE TRUST
MANAGED BY RYDEX INVESTMENTS
   o Rydex Arktos Fund
   o Rydex Banking Fund
   o Rydex Basic Materials Fund
   o Rydex Biotechnology Fund
   o Rydex Consumer Products Fund
   o Rydex Electronics Fund
   o Rydex Energy Fund
   o Rydex Energy Services Fund
   o Rydex Financial Services Fund
   o Rydex Health Care Fund
   o Rydex Internet Fund
   o Rydex Inverse Dynamic Dow 30 Fund
   o Rydex Inverse Mid-Cap Fund
   o Rydex Inverse Small-Cap Fund
   o Rydex Juno Fund
   o Rydex Large-Cap Europe Fund
   o Rydex Large-Cap Growth Fund
   o Rydex Large-Cap Japan Fund
   o Rydex Large-Cap Value Fund
   o Rydex Leisure Fund
   o Rydex Long Dynamic Dow 30 Fund
   o Rydex Medius Fund
   o Rydex Mekros Fund
   o Rydex Mid-Cap Growth Fund
   o Rydex Mid-Cap Value Fund
   o Rydex Nova Fund
   o Rydex OTC Fund
   o Rydex Precious Metals Fund
   o Rydex Real Estate Fund
   o Rydex Retailing Fund
   o Rydex Sector Rotation Fund
   o Rydex Small-Cap Growth Fund
   o Rydex Small-Cap Value Fund
   o Rydex Technology Fund
   o Rydex Telecommunications Fund
   o Rydex Titan 500 Fund
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   o Rydex Transportation Fund
   o Rydex U.S. Government Bond Fund
   o Rydex U.S. Government Money Market Fund
   o Rydex Ursa Fund
   o Rydex Utilities Fund
   o Rydex Velocity 100 Fund
   o CLS Advisor One Amerigo Fund
   o CLS Advisor One Clermont Fund

SALOMON BROTHERS VARIABLE SERIES FUNDS INC
MANAGED BY SALOMON BROTHERS ASSET MANAGEMENT INC
   o Salomon Brothers Variable All Cap Fund (Class I)
   o Salomon Brothers Variable Large Cap Growth Fund (Class I)
   o Salomon Brothers Variable Strategic Bond Fund (Class I)
   o Salomon Brothers Variable Total Return Fund (Class I)
   o Salomon Brothers Variable High Yield Bond Fund (Class I)
   o Salomon Brothers Variable Aggressive Growth Fund (Class I)

 MANAGED BY SMITH BARNEY MANAGEMENT LLC
   o SB Government Portfolio (Salomon Class B shares)

SELIGMAN PORTFOLIOS, INC.
MANAGED BY J. & W. SELIGMAN & CO. INCORPORATED
   o Seligman Communications and Information Portfolio
   o Seligman Global Technology Portfolio

WELLS FARGO ADVANTAGE FUNDS
MANAGED BY WELLS FARGO FUNDS MANAGEMENT, LLC
   o Wells Fargo Advantage Discovery Fund
   o Wells Fargo Advantage Opportunity Fund (formerly
     Strong Opportunity fund II)

THIRD AVENUE VARIABLE SERIES TRUST
MANAGED BY THIRD AVENUE MANAGEMENT LLC.
   o Third Avenue Value Portfolio

VAN ECK WORLDWIDE INSURANCE TRUST
MANAGED BY VAN ECK ASSOCIATES CORPORATION
   o Van Eck Worldwide Absolute Return Fund
   o Van Eck Worldwide Bond Fund
   o Van Eck Worldwide Emerging Markets Fund
   o Van Eck Worldwide Hard Assets Fund
   o Van Eck Worldwide Real Estate Fund

  Please read this prospectus before investing. You should keep it for future reference. It contains important information about the Contract.
  To learn more about the Contract, you can obtain a copy of Our Statement of Additional Information (SAI) dated May 1, 2005. The SAI has been filed with the Securities and Exchange Commission (SEC) and is legally a part of this prospectus. The SEC has a Web site (http:/www.sec.gov) that contains the SAI, material incorporated by reference, and other information regarding companies that file electronically with the SEC. The SAI's Table of Contents is at the end of this prospectus. For a free copy of the SAI, call Us at (866) 667-0561 or write Us at Our administrative office:
   o Address for correspondence sent via U.S. Mail: P.O. Box 36840, Louisville, Kentucky 40233;
   o Address for correspondence sent via courier or overnight mail:
9920 Corporate Campus Drive, Suite 1000, Louisville, KY 40223.
   THE CONTRACTS:
   o ARE NOT BANK DEPOSITS
   o ARE NOT FEDERALLY INSURED
   o ARE NOT ENDORSED BY ANY BANK OR GOVERNMENT AGENCY
   o ARE NOT GUARANTEED AND MAY BE SUBJECT TO LOSS OF PRINCIPAL
May 1, 2005

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TABLE OF CONTENTS                                                           PAGE

DEFINITIONS OF SPECIAL TERMS..................................................6
HIGHLIGHTS....................................................................8
FEE TABLE.....................................................................10
THE COMPANY...................................................................12
   The Monument Annuity Contract..............................................12
   Free Look..................................................................12
   Ownership..................................................................12
   Assignment.................................................................12
   Requesting Transactions or Obtaining Information About your Contract.......13
PURCHASE......................................................................14
Purchase Payments.............................................................14
Allocation of Purchase Payments...............................................14
INVESTMENT OPTIONS............................................................15
   Investment Portfolios......................................................15
   Voting Rights..............................................................15
   Substitution...............................................................15
TRANSFERS.....................................................................15
   Excessive Trading Limits...................................................16
   Dollar Cost Averaging Program..............................................17
   Rebalancing Program........................................................17
   Asset Allocation Program...................................................17
EXPENSES......................................................................18
   Subscription Fee...........................................................18
   Insurance Charges..........................................................18
   Contract Maintenance Charge................................................18
   Investment Portfolio Expenses..............................................18
   Transfer Fee...............................................................18
   Premium Taxes..............................................................18
   Income Taxes...............................................................18
CONTRACT VALUE................................................................18
   Accumulation Units.........................................................18
ACCESS TO YOUR MONEY..........................................................18
   Systematic Withdrawal Program..............................................19
   Suspension of Payments or Transfers........................................19

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DEATH BENEFIT.................................................................19
   Upon Your Death During the Accumulation Period.............................19
   Death Benefit Amount During the Accumulation Period........................19
   Payment of the Death Benefit During the Accumulation Period................19
   Death of Contract Owner During the Annuity Period..........................19
   Death of Annuitant.........................................................20
ANNUITY PAYMENTS (THE ANNUITY PERIOD).........................................20
   Annuity Payment Amount.....................................................20
   Annuity Options............................................................20
TAXES.........................................................................21
   Annuity Contracts in General...............................................21
   Tax Status of the Contracts................................................21
   Taxation of Non-Qualified Contracts........................................22
   Taxation of Qualified Contracts............................................22
   Possible Tax Law Changes...................................................24
OTHER INFORMATION.............................................................24
   Legal Proceedings..........................................................24
   The Separate Account.......................................................24
   Distributor................................................................25
   Financial Statements.......................................................25
   Independent Auditors.......................................................25
APPENDIX A--MORE INFORMATION ABOUT THE INVESTMENT PORTFOLIOS..................26
TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION..................37


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DEFINITIONS OF SPECIAL TERMS
   Because of the complex nature of the Contract, We have used certain words or terms in this prospectus, which may need additional explanation. We have identified the following as some of these words or terms.
   ACCUMULATION PERIOD: The period during which you invest money in your Contract.
   ACCUMULATION UNIT: A measurement We use to calculate the value of the variable portion of your Contract during the Accumulation Period.
   ADJUSTED PARTIAL WITHDRAWAL: Adjusted Partial Withdrawal means the amount of the partial withdrawal (including the applicable premium taxes); multiplied by the Death Benefit Amount just before the partial withdrawal; and divided by the Contract Value just before the partial withdrawal.
   ANNUITANT(S): The person(s) on whose life (lives), We base Annuity Payments. ANNUITY DATE: The date on which Annuity Payments are to begin, as selected by you.
   ANNUITY OPTIONS: Income plans which can be elected to provide periodic Annuity Payments beginning on the Annuity Date.
   ANNUITY PAYMENTS: Periodic income payments provided under the terms of one of the Annuity Options.
   ANNUITY PERIOD: The period during which We make income payments to you. ANNUITY UNIT: A measurement We use to calculate the amount of Annuity
Payments you receive from the variable portion of your Contract during the Income Phase.
   BENEFICIARY: The person designated to receive any benefits under the Contract if you or the Annuitant dies.
   BUSINESS DAY: Generally, any day on which the New York Stock Exchange ("NYSE") is open for trading. Our Business Day ends at 4:00 PM Eastern Time or the closing of regular trading on the NYSE, if earlier. Some of the Investment Options may impose earlier deadlines for trading. These deadlines are described in further detail under the heading "Purchase - Allocation of Purchase Payments".
   COMPANY: Jefferson National Life Insurance Company, also referred to as Jefferson National, We, Us, and Our.
   CONTRACT: The Monument Advisor individual variable annuity contract, which provides variable investment options offered by the Company.
   CONTRACT ANNIVERSARY: The anniversary of the Business Day you purchased the Contract.
   CONTRACT VALUE: Your Contract Value is the sum of amounts held under your Contract in the various Sub-accounts of the Separate Account.
   DEATH BENEFIT AMOUNT: The Death Benefit Amount is the amount payable to the Beneficiary upon the death of the Owner or for a Contract owned by a non-natural person the death of the Annuitant.
   FREE LOOK PERIOD: The Free Look Period is the period of time within which you may cancel your Contract. This period of time is generally 10 days from receipt, but certain states require a longer period.
   INSURANCE CHARGES: The Insurance Charges compensate Us for assuming certain insurance risks. These charges include the Subscription Fee. These charges are included in our calculation of the value of the Accumulation Units and the Annuity Units of the Sub-accounts.
   INVESTMENT ADVISOR: A registered investment advisor or an investment advisor who is exempt from registration with the Securities and Exchange Commission selected by You to provide asset allocation and investment advisory services.
   INVESTMENT ALLOCATIONS OF RECORD: The Investment Allocations of Record specify what percentage of each Purchase Payment is directed to the Sub-accounts you select. You initially establish your initial Investment Allocations of Record at the time you apply for the Contract. The Investment Allocations of Record can be changed by notifying Us in accordance with Our procedures. Any change in Investment Allocations of Record will apply to Purchase Payments received after the change of Investment Allocations of Record is processed.
   INVESTMENT OPTIONS: The investment choices available to Owners. These choices include the Sub-accounts of the Separate Account.
   INVESTMENT PORTFOLIOS: The variable Investment Options available under the Contract. Each Sub-account has its own investment objective and is invested in the underlying Investment Portfolio.
   JOINT OWNER: The individual who co-owns the Contract with another person. Joint Owners must be spouses (except in those states where this restriction is not allowed).
   NON-QUALIFIED (CONTRACT): A Contract purchased with after-tax dollars. In general, these Contracts are not issued in conjunction with any pension plan, specially sponsored program or individual retirement account ("IRA").
   OWNER: You, the purchaser of the Contract are the Owner.
   PERSONAL FILE: Your Personal File is a password protected electronic folder through which you can access personal documents relating to your Contract, such as transaction confirmations, periodic account statements and other personal correspondence. You create your Personal File by going to our Website after you purchase the Contract and we maintain it for you on our Website thereafter.
   PURCHASE PAYMENT: The money you give Us to buy the Contract, as well as any additional money you give Us to invest in the Contract after you own it.
   REGISTERED REPRESENTATIVE: A person who is licensed by the National Association of Securities Dealers, Inc. ("NASD") to sell variable products and is sponsored by an NASD member broker/dealer that is party to a selling group agreement with the Company.
   SEPARATE ACCOUNT: Jefferson National Life Annuity Account G of Jefferson National Life Insurance Company, which invests in the Investment Portfolios.
   SUB-ACCOUNT: A segment within the Separate Account which invests in a single Investment Portfolio.

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   SUBSCRIPTION FEE: $20 per month fee charged by us to issue and administer the
Contract. The charged is increased to $22.95 per month if, after the Contract is issued, you elect to receive paper documents via U.S. mail (state restrictions may apply).
   QUALIFIED (CONTRACT): A Contract purchased with pretax dollars. These Contracts are generally purchased under a pension plan, specially sponsored program or IRA.
   TAX DEFERRAL: Benefit provided by the Contract under which earnings and appreciation on the Purchase Payments in your Contract are not taxed until you take them out of the Contract either in the form of a withdrawal, income payments or the payment of a death benefit.
   WEBSITE: www.jeffnat.com, which is the website of Jefferson National Life Insurance Company. You may obtain information about your Contract and request certain transactions through the Website.

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HIGHLIGHTS

   The variable annuity Contract that We are offering is a Contract between you (the Owner) and Us (the insurance company). The Contract provides a way for you to invest on a tax-deferred basis in the Sub-accounts of Jefferson National Life Annuity Account G (Separate Account). We may enter into certain arrangements under which We are reimbursed by the Investment Portfolios' advisers, distributors and/or affiliates for the administrative or distribution services which We provide to the Investment Portfolios. The Contract is intended to be used to accumulate money for retirement or other long-term tax-deferred investment purposes.
   The Contract charges no insurance fees other than the Subscription Fee imposed during the Accumulation Period. You do pay the fees of the Investment Options you select.
   The Contract includes a death benefit that is equal to your account value. This benefit is described in detail under the heading "Death Benefit."
   All deferred annuity contracts, like the Contract, have two periods: the Accumulation Period and the Annuity Period. During the Accumulation Period, any earnings accumulate on a tax-deferred basis and are taxed as ordinary income when you make a withdrawal. The Annuity Period occurs when you begin receiving regular Annuity Payments from your Contract.
   You can choose to receive Annuity Payments on a variable basis, on a fixed basis or a combination of both. If you choose variable Annuity Payments, the amount of the variable Annuity Payments will depend upon the investment performance of the Investment Portfolios you select for the Annuity Period. If you choose fixed Annuity Payments, the amount of the fixed Annuity Payments are constant for the entire Annuity Period.
   FREE LOOK. If you cancel the Contract within 10 days after receiving it (or whatever longer time period is required in your state), We will cancel the Contract. You will receive whatever your Contract is worth on the day We receive your request for cancellation. This may be more or less than your original payment. We will return your original payment if required by law.
   TAX PENALTY. In general, the earnings in your Contract are not taxed until you take money out of your Contract. If you are younger than age 59 1/2 when you take money out, you may be charged a 10% federal tax penalty on the amount treated as income. For Non-Qualified Contract, Annuity Payments during the Annuity Period are considered partly a return of your original investment. The part of each Annuity Payment that is a return of your investment is not taxable as income. Once you have recovered the full amount of your investment, however, the entire amount of your Annuity Payment will be taxable income to you. For Qualified Contracts, the full Annuity Payment is taxable.
   OWNERS OF THE MONUMENT.
   If you purchased The Monument Individual Variable Annuity on or after December 17, 2004, but prior to May 1, 2005, in Arizona, Arkansas, California, Colorado, Florida, Indiana, Michigan, Missouri or Ohio, your Subscription Fee will be $20 per month regardless whether We deliver documents electronically or in paper via U.S. Mail.
   IMPORTANT INFORMATION CONCERNING YOUR MONUMENT ADVISOR CONTRACT.
   You can only access documents relating to the Contract and the Investment Options electronically. Regular and continuous Internet access is required to access all documents relating to the Contract and the Investment Options. You should not invest if you do not have regular and continuous Internet access.
   After purchase, you may elect to receive in paper via U.S. mail all documents relating to the Contract and the Investment Options. If you make such an election, your Subscription Fee is increased to $22.95 per month (state restrictions may apply).
   For Owners using electronic communications, current prospectuses and all required reports for the Contract and the Investment Options are available at our Website. You should visit the Website regularly. If you do not, you will not be aware of the availability of certain materials relating to your Contract. We post updated prospectuses for the Contract and the Investment Options on our Website on or about May 1 of each year. Prospectuses also may be supplemented throughout the year and will be available on the Website, which you should visit regularly. We post Annual Reports and Semi-Annual Reports on our Website on or about March 1 and September 1, respectively, each year. For your reference, we archive out-of-date Contract prospectuses. We have no present intention of deleting any archived Contract prospectus, however, we reserve the right to do so at any time upon 30 days' notice to your Personal File. Investment Option prospectuses will be available for 30 days after the subsequent May 1 annual update. Investment Option Annual and Semi-Annual Reports will be available for 30 days after the subsequent March 1 annual update. You will not have electronic access through our Website to Investment Option prospectuses or Annual and Semi-Annual Reports after we remove them from the Website. Accordingly, you should consider printing them before they are removed.
   We will deliver all other documents electronically to your Personal File. You bear the risk of loss if unauthorized persons obtain your user ID and password and conduct any transactions on your behalf.
   However, you can reduce this risk by checking your Personal File regularly which will give you an opportunity to prevent multiple fraudulent transactions. We deliver transaction confirmations at or before the completion of your transactions. We deliver account statements on a quarterly basis (that is, shortly after March 31, June 30, September 30 and December 31 of each year). Under certain circumstances, your account statement may serve as the confirmation for transactions you made during the quarter covered by the statement. Proxy statements and other correspondence may be delivered at any time.
   You should regularly check your Personal File as you will have no other guaranteed means of knowing that information has been delivered to your Personal File. We may, from time to time, notify you by e-mail that we have delivered documents. However, this is no substitute for regularly checking your Personal File.

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   We will allow you to have access to your Personal File even after you revoke your consent to our electronic delivery of documents or otherwise surrender or exchange your Contract. However, we reserve the right to delete your Personal File upon 30 days' notice, which we will deliver to your Personal File. Upon receipt of such a notice, you should consider printing the information held in your Personal File as we will not provide paper copies of any deleted document, unless prior to surrendering you had elected to receive paper documents via U.S. mail.
   We have no present intention of deleting documents from your Personal File. If, however, we decide to do so, we will provide you with at least 30 days' notice in your Personal File so that you will have an opportunity to print the documents that are subject to deletion.
   INQUIRIES. If you need more information, please contact Us at:
   Jefferson National Life Insurance Company
   P.O. Box 36840
   Louisville, Kentucky 40233
   (866) 667-0561

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FEE TABLE

   The following tables describe the fees and expenses that you will pay when buying, owning and surrendering the Contract. The first table describes the fees and expenses that you will pay at the time you buy the Contract, surrender the Contract, or transfer amounts between Investment Options. State premium taxes may also be deducted.

OWNER TRANSACTION EXPENSES

CONTINGENT DEFERRED SALES CHARGE           None
(as a percentage of Purchase Payments
withdrawn)
TRANSFER FEE(1)..........................  No restrictions provided transfers comply with our administrative rules.
                                           We reserve the right to impose a fee
                                           for excessive transfers upon
                                           providing prior notice to you.

   The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including the Investment Portfolios' fees and expenses.

                                                                             CURRENT CHARGE                 MAXIMUM CHARGE
SUBSCRIPTION FEE(2).............................................            $20 per Contract             $22.95 per Contract
                                                                                per month                      per month
SEPARATE ACCOUNT ANNUAL EXPENSES
(as a percentage of Contract Value invested in the Investment
Portfolios) Mortality and Expense Risk Charge...................                  0.00%                          0.00%
Administrative Charge...........................................                  0.00%                          0.00%
TOTAL SEPARATE ACCOUNT ANNUAL EXPENSES(2).......................       $20 per Contract per month    $22.95 per Contract per month

   The next item shows the minimum and maximum total operating expenses charged by the Investment Portfolios that you may pay periodically during the time that you own the Contract. More detail concerning each Investment Portfolio's fees and expenses is contained in the prospectus for each Investment Portfolio.

                                                                                                    MINIMUM            MAXIMUM
TOTAL INVESTMENT PORTFOLIO OPERATING EXPENSES
(expenses that are deducted from Investment Portfolio assets, including management fees,
distribution and/or service (12b-1) fees, and other expenses)(3)...........................          0.26%              2.54%

(1) All reallocations made on the same day count as one transfer. Certain restrictions apply as further described under the heading "Transfers - Excessive Trading Limits" and "Transfers - Short Term Trading Risk".

(2) After purchasing the Contract, you may elect to have documents delivered to you in paper via the U.S. mail. If you make this election, the Subscription Fee is $22.95 per month (state restrictions may apply).

(3) The minimum and maximum total Investment Portfolio Operating Expenses may be affected by voluntary or contractual waivers or expense reimbursements. These waivers and expense reimbursements will reduce the actual Total Portfolio Operating Expenses for the affected Investment Portfolios. Please refer to the underlying Investment Portfolio prospectuses for details about the specific expenses of each Investment Portfolio.
-------------------------

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EXAMPLES OF FEES AND EXPENSES -
   This Example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Owner transaction expenses, Contract fees, Separate Account annual expenses, and Investment Portfolio fees and expenses.
   The Example assumes that you invest $10,000 in the Contract for the time periods indicated and that your investment has a 5% return each year. Because there are no charges upon surrender or annuitization, your costs will be the same for the time periods shown whether you surrender, annuitize or continue to own the Contract. We used $20.00 per month as the current Contract charge (reflecting receipt of all documents relating to the Contract electronically) and $22.95 per month as the maximum contract charge (reflecting receipt of documents relating to the Contract via U.S. mail). Although your actual costs may be higher or lower, based on these assumptions and those that follow, your costs would be:
(1) Assuming maximum Contract charges and maximum Investment Portfolio operating expenses:
           1 YEAR           3 YEARS           5 YEARS            10 YEARS
           $312.08          $953.93          $1,620.14          $3,398.34

(2) Assuming current Contract charges and maximum Investment Portfolio operating expenses:

           1 YEAR           3 YEARS           5 YEARS            10 YEARS
           $304.61          $931.80          $1,583.74          $3,328.38

(3) Assuming maximum Contract charges and minimum Investment Portfolio operating expenses:

           1 YEAR           3 YEARS           5 YEARS            10 YEARS
           $84.08           $262.86           $456.83           $1,016.91

(4) Assuming current Contract charges and minimum Investment Portfolio operating expenses:

           1 YEAR           3 YEARS           5 YEARS            10 YEARS
           $76.61           $239.70           $416.89             $929.83

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THE COMPANY

   Jefferson National Life Insurance Company (Jefferson National) was originally organized in 1937. Prior to May 1, 2003, Jefferson National was known as Conseco Variable Insurance Company and prior to October 7, 1998, We were known as Great American Reserve Insurance Company.
   We are principally engaged in the life insurance business in 49 states and the District of Columbia. We are a stock company organized under the laws of the state of Texas and are an indirect wholly-owned subsidiary of Inviva, Inc.
   The obligations under the Contracts are obligations of Jefferson National Life Insurance Company.

THE MONUMENT ADVISOR VARIABLE ANNUITY CONTRACT
   This prospectus describes The Monument Advisor Variable Annuity Contract offered by Jefferson National. An annuity is a contract between you, the Owner, and Us. Until you decide to begin receiving Annuity Payments, your Contract is in the Accumulation Period. Once you begin receiving Annuity Payments, your Contract switches to the Annuity Period.
   The Contract benefits from tax-deferral. Tax-deferral means that you are not taxed on any earnings or appreciation on the assets in your Contract until you take money out of your Contract. The Contracts may be issued in conjunction with certain plans qualifying for special income tax treatment under the Code. You should be aware that this annuity will fund a retirement plan that already provides tax deferral under the Code. In such situations, the tax deferral of the annuity does not provide additional benefits. In addition, you should be aware that there are fees and charges in an annuity that may not be included in other types of investments, which may be more or less costly. However, the fees and charges under the Contract are also designed to provide for certain payment guarantees and features other than tax deferral that may not be available through other investments. These features are explained in detail in this prospectus. You should consult with your tax or legal adviser to determine if the Contract is suitable for your tax qualified plan.
   The Contract is called a variable annuity because you can choose among several Investment Portfolios and, depending upon market conditions, you can make or lose money in any of these Investment Portfolios. The amount of money you are able to accumulate in your Contract during the Accumulation Period depends upon the investment performance of the Investment Portfolio(s) you select.
   You can choose to receive Annuity Payments on a variable basis, fixed basis or a combination of both. If you choose variable payments, the amount of the Annuity Payments you receive will depend upon the investment performance of the Investment Portfolio(s) you select for the Annuity Period. If you elect to receive payments on a fixed basis, the Annuity Payments you receive will remain level for the period of time selected.

FREE LOOK
   If you change your mind about owning the Contract, you can cancel it within 10 days after receiving it (or whatever period is required in your state). Our Insurance Charges and Investment Portfolio operating expenses will have been deducted. On the day We receive your request We will return your Contract Value. In some states, We may be required to refund your Purchase Payment. If you have purchased the Contract as an IRA, We are required to give you back your Purchase Payment if you decide to cancel your Contract within 10 days after receiving it (or whatever period is required in your state).

OWNERSHIP
   OWNER. You, as the Owner of the Contract, have all the rights under the Contract. The Owner is as designated at the time the Contract is issued, unless changed. You can change the Owner at any time. A change will automatically revoke any prior Owner designation. You must notify Us in writing, or process a change of owner request while logged into your Personal File, to effect a change of Owner. We will not be liable for any payment or other action We take in accordance with the Contract before We receive notice of the change.
   A CHANGE OF OWNER MAY BE A TAXABLE EVENT.
   JOINT OWNER. A Non-Qualified Contract can be owned by Joint Owners. Any Joint Owner must be the spouse of the other Owner (except if state law does not permit this restriction). Upon the death of either Joint Owner, the surviving Joint Owner will be the primary Beneficiary. Any other Beneficiary designation on record at the time of death will be treated as a contingent Beneficiary unless you have previously notified Us in writing otherwise.
   BENEFICIARY. The Beneficiary is the person(s) or entity you name to receive any Death Benefit Amount. The Beneficiary is named at the time the Contract is issued. If no Beneficiary is designated, your estate will be the Beneficiary. Unless an irrevocable Beneficiary has been named, you can change the Beneficiary at any time before you die. We will not be liable for any payment or other action We take in accordance with the Contract before We receive notice of the change of Beneficiary.

ASSIGNMENT
   Subject to applicable law, you can assign the Contract at any time during your lifetime. We will not be bound by the assignment until We receive the written notice of the assignment. We will not be liable for any payment or other action We take in accordance with the Contract before We receive notice of the assignment.
   AN ASSIGNMENT MAY BE A TAXABLE EVENT.
   If the Contract is a Qualified Contract, there are limitations on your ability to assign the Contract.

ELECTRONIC ADMINISTRATION OF YOUR CONTRACT
   This Contract is designed to be administered electronically ("Electronic Administration"). You can access documents relating to the Contract and the Investment Portfolios online. If you consent to Electronic Administration, you have no right, to receive paper documents relating to your Contract from Us via U.S. Mail. You may obtain paper copies of documents related to your Contract by printing them from your computer.

--------------------------------------------------------------------------------
  If you elect Electronic Administration, you must have Internet access so that you can view your Personal File and access all documents relating to the Contract and the Investment Portfolios. You should not elect Electronic Administration if you do not have Internet access. You should regularly check your Personal File, as you will have no other guaranteed means of knowing that information has been delivered to your Personal File. We may, from time to time, notify you by e-mail that we have delivered documents. However, this is no substitute for regularly checking your Personal File.
   You may, however, elect to have documents related to your Contract also delivered via U.S. Mail to your address of record by withdrawing your consent to Electronic Administration. However, if you withdraw your consent to Electronic Administration, your Subscription Fee under the Contract will increase. (Refer to the Fee Table for more information about this fee.). After your withdrawal of consent becomes effective, you will receive documents via U.S. Mail. We may also continue to send documents to your Personal File. After you have withdrawn your consent to Electronic Administration, you may notify Us that you again consent to Electronic Administration. If you consent to Electronic Administration, your Subscription Fee under the Contract will decrease. In certain states, the Subscription Fee under the Contract for Electronic Administration is not lower than Contracts without Electronic Administration. Consult your Contract for details.
   Current prospectuses and all required reports for the Contract and the Investment Portfolios are available at Our Website through your Personal File. We post updated prospectuses for the Contract and the Investment Portfolios on Our Website on or about May 1 of each year. Prospectuses also may be supplemented throughout the year and will be available on the Website. We post Annual Reports and Semi-Annual Reports on Our Website on or about March 1 and September 1, respectively, each year. For your reference, We archive out-of-date Contract prospectuses. We have no present intention of deleting any archived Contract prospectus, however, We reserve the right to do so at any time upon 30 days' notice to your Personal File.
   Investment Portfolio prospectuses will be available for 30 days after the subsequent May 1 annual update. Investment Portfolio Annual and Semi-Annual Reports will be available for 30 days after the subsequent annual update. You will not have electronic access through Our Website to archived Investment Portfolio prospectuses or Annual and Semi-Annual Reports after We remove them from the Website. Accordingly, you should consider printing them before they are removed.
   We will send all other documents related to your Contract to your Personal File, including, but not limited to,transaction confirmations, proxy statements, periodic account statements and other personal correspondence. You create your Personal File when you purchase the Contract and We maintain it for you at Our Website.
   You will have access to your Personal File even after you revoke your consent to Our electronic delivery of documents or surrender or exchange your Contract. However, We reserve the right to delete your Personal File upon 30 days' notice, which We will deliver to your Personal File. Upon receipt of such a notice, you should consider printing the information held in your Personal File as We will not provide paper copies of any deleted document.
   We have no present intention of deleting documents from your Personal File. If, however, We decide to do so, We will provide you with at least 30 days' notice to your Personal File so that you will have an opportunity to print the documents that are subject

CONFIRMATIONS AND STATEMENTS
   We will send a confirmation statement to your Personal File each time you change your Investment Allocations of Record, we receive a new Purchase Payment from you, you make a transfer among the Investment Portfolios, or you make a withdrawal. Generally, We deliver transaction confirmations at or before the completion of your transactions. However, the confirmation for a new Purchase Payment or transfer of Contract Value may be an individual statement or may be part of your next quarterly account statement. You should review your confirmation statements to ensure that your transactions are carried out correctly. If you fail to do so, you risk losing the opportunity to ask us to correct an erroneous transaction. We deliver account statements to your Personal File on a quarterly basis (that is, shortly after March 31, June 30, September 30 and December 31 of each year). Under certain circumstances, your account statement may serve as the confirmation for transactions you made during the quarter covered by the statement. Proxy statements and other correspondence may be delivered at any time. If you have questions, you can either go to Our Website and click on "Contact Us" for secure online correspondence or you can e-mail Us at service@jeffnat.com or call Us at (866) 667-0561.
REQUESTING TRANSACTIONS OR OBTAINING INFORMATION ABOUT YOUR CONTRACT
   You may request transactions or obtain information about your Contract by submitting a request to Us in writing via U.S. Mail. Subject to Our administrative rules and procedures, We may also allow you to submit a request through other means.
   TELEPHONE AND WEBSITE TRANSACTIONS. You can elect to request certain transactions and receive information about your Contract by telephone or though our Website (www.jeffnat.com). All transaction requests are processed subject to Our administrative rules and procedures.
   We will accept transaction requests from your Registered Representative and/or your Investment Advisor. You can also authorize someone else, via submitting a power of attorney in good order, to request transactions for you. If you own the Contract with a Joint Owner, unless We are instructed otherwise, We will accept instructions from and provide information to either you or the other Owner.
   We will use reasonable procedures to confirm that instructions given to Us by telephone are genuine. All telephone calls will be recorded and the caller will be asked to produce personalized data about the Owner before We will make the telephone transaction. We will post confirmations of all transactions to your Personal File. We will not send confirmation of any transaction to you in paper, unless you have elected to receive paper documents via U.S. mail. If We fail to use such procedures We may be liable for any losses due to unauthorized or fraudulent instructions.

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   SECURITY OF ELECTRONIC COMMUNICATIONS WITH US. Our Website uses generally accepted and available encryption software and protocols, including Secure Socket Layer. This is to prevent unauthorized people from eavesdropping or intercepting information you send or receive from Us. This may require that you use certain readily available versions of web browsers. As new security software or other technology becomes available, We may enhance Our systems.
   You will be required to provide your user ID and password to access your Personal File and perform transactions at Our Website. Do not share your password with anyone else. We will honor instructions from any person who provides correct identifying information, and We are not responsible for fraudulent transactions We believe to be genuine based on these procedures. Accordingly, you bear the risk of loss if unauthorized persons conduct any transaction on your behalf. You can reduce this risk by checking your Personal File regularly which will give you an opportunity to prevent multiple fraudulent transactions.
   Avoid using passwords that can be guessed and consider changing your password frequently. Our employees or representatives will not ask you for your password. It is your responsibility to review your Personal File and to notify Us promptly of any unauthorized or unusual activity. We only honor instructions from someone logged into Our secure Website using a valid user ID and password.
We cannot guarantee the privacy or reliability of e-mail, so We will not honor requests for transfers or changes received by e-mail, nor will We send account information through e-mail. All transfers or changes should be made through Our secure Website. If you want to ensure that Our encryption system is operating properly, go to the icon that looks like a "locked padlock." This shows that encryption is working between your browser and Our web server. You can click or double-click on the padlock to get more information about the server. When you click the "view certificate" button (in Netscape) or the "subject" section (in Internet Explorer), you should see "Inviva, Inc." listed as the owner of the server you are connected to. This confirms that you are securely connected to Our server.

PURCHASE
PURCHASE PAYMENTS
   A Purchase Payment is the money you give Us to buy the Contract. You can make Purchase Payments at any time before the Annuity Date. The minimum We will accept is $25,000 whether the Contract is bought as a Non-Qualified Contract or as part of a Tax-Sheltered Annuity or an Individual Retirement Annuity (IRA). The maximum We accept is $2,000,000 without Our prior approval and will be subject to such terms and conditions as We may require. Jefferson National reserves the right to refuse any Purchase Payment.
   You can make additional Purchase Payments of any amount. However, we reserve the right to impose minimums on future Purchase Payments.

ALLOCATION OF PURCHASE PAYMENTS
   You control where your Purchase Payments are invested. When you purchase a Contract, We will allocate your Purchase Payment according to your Investment Allocation of Record, which you can change at any time for future Purchase Payments. When you make additional Purchase Payments, We will allocate them based on the Investment Allocations of Record in effect when We receive the Purchase Payment. Allocation percentages must be in whole numbers.
   Once We receive your Purchase Payment and the necessary information, We will issue your Contract and allocate your first Purchase Payment within 2 Business Days. If you do not provide Us all of the information needed, We will contact you. If for some reason We are unable to complete this process within 5 Business Days, We will either send back your money or get your permission to keep it until We get all of the necessary information. The method of payment (E.G., check, wire transfer, electronic funds transfer) may affect when your Purchase Payment is received by Us. If you add more money to your Contract by making additional Purchase Payments, We will credit these amounts to your Contract as of the Business Day We receive your Purchase Payment. Our Business Day closes when the New York Stock Exchange closes, usually 4:00 P.M. Eastern time. Unlike the other Investment Portfolios available under your Contract, all transactions involving the Rydex Investment Portfolios listed below must be received no later than 15 or 30 minutes before the New York Stock Exchange closes, I.E., 3:30 P.M. or 3:45 P.M. Eastern Time based on the usual 4:00 P.M. Eastern Time close. Any transaction involving a Rydex Investment Portfolio received after the applicable cut-off time set forth in the chart below, including a transfer request involving any other Investment Portfolio not listed or any Investment Portfolio with an earlier cut-off time, will be processed on the next Business Day.

--------------------------------------------------------------------------------
                          15 MINUTES BEFORE NYSE CLOSE
--------------------------------------------------------------------------------
Nova                       U.S. Government Bond            Large-Cap Europe
--------------------------------------------------------------------------------
Ursa                       Juno                            Large-Cap Japan
--------------------------------------------------------------------------------
OTC                        Medius                          Titan 500
--------------------------------------------------------------------------------
Arktos                     Merkos                          Velocity 100
--------------------------------------------------------------------------------

                          30 MINUTES BEFORE NYSE CLOSE
--------------------------------------------------------------------------------
Utilities                  Energy                          Precious Metals
--------------------------------------------------------------------------------
Banking                    Energy Services                 Real Estate
--------------------------------------------------------------------------------
Basic Materials            Financial Services              Retailing
--------------------------------------------------------------------------------
Biotechnology              Health Care                     Technology
--------------------------------------------------------------------------------
Consumer Products          Internet                        Telecommunication
--------------------------------------------------------------------------------
Electronics                Leisure                         Transportation
--------------------------------------------------------------------------------

Similarly, any transaction involving the Potomac Dynamic VP HY Bond Fund received after 2:00 P.M., including a transfer request involving the Potomac Dynamic VP HY Bond Fund and any other Investment Portfolio, will be processed on the next Business Day.

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INVESTMENT OPTIONS
INVESTMENT PORTFOLIOS
   The Contract offers several Sub-accounts, each of which invests exclusively in an Investment Portfolio listed at the beginning of this prospectus. During the Accumulation Period, money you invest in the Sub-accounts may grow in value, decline in value, or grow less than you expect, depending on the investment performance of the Investment Portfolios in which those Sub-accounts invest. You bear the investment risk that those Investment Portfolios might not meet their investment objectives. Additional Investment Portfolios may be available in the future. If you elect variable Annuity Payments, during the Annuity Period, the variable portion of your Annuity Payment will vary based on the performance of the Investment Portfolios.
   You should read the prospectuses for these Investment Portfolios carefully. Unless you have opted to receive documents relating to your Contract via U.S. mail, copies of these prospectuses will not be sent to you in paper. They are, however, available at Our Website. See Appendix A which contains a summary of investment objectives and strategies for each Investment Portfolio.
   The investment objectives and policies of certain of the Investment Portfolios are similar to the investment objectives and policies of other mutual funds managed by the same investment advisers. Although the objectives and policies may be similar, the investment results of the Investment Portfolios may be higher or lower than the results of such other mutual funds. The investment advisers cannot guarantee, and make no representation that, the investment results of similar funds will be comparable even though the Investment Portfolios have the same investment advisers.
   A significant portion of the assets of certain of the Investment Portfolios come from investors who take part in certain strategic and tactical asset allocation programs. These Investment Portfolios anticipate that investors who take part in these programs may frequently redeem or exchange shares of these Investment Portfolios, which may cause the Investment Portfolios to experience high portfolio turnover. Higher portfolio turnover may result in the Investment Portfolios paying higher levels of transaction costs and generating greater tax liabilities. Large movements of assets into and out of the Investment Portfolios may also negatively impact an Investment Portfolio's ability to achieve its investment objective. In addition, the extent to which Contracts are owned by investors who engage in frequent redemptions or exchanges involving Investment Portfolios which do not limit such activity may result in more redemption and exchange activity in other Investment Portfolios which impose limits on such activity. The adverse impact, if any, of such activity will be constrained by the limits those other Investment Portfolios impose on frequent redemption or exchange activity. Refer to the Investment Portfolios' prospectuses for more details on the risks associated with any specific Investment Portfolio.
   Shares of the Investment Portfolios are offered in connection with certain variable annuity Contracts and variable life insurance policies of various life insurance companies, which may or may not be affiliated with Us. Certain Investment Portfolios are also sold directly to qualified plans. The funds do not believe that offering their shares in this manner will be disadvantageous to you.
   We may enter into certain arrangements under which We are reimbursed by the Investment Portfolios' advisers, distributors and/or affiliates for the administrative or distribution services which We provide to the Investment Portfolios.
   FIXED ACCOUNT. No fixed account is available during the Accumulation Period. VOTING RIGHTS
   Jefferson National is the legal owner of the Investment Portfolio shares. However, when an Investment Portfolio solicits proxies in conjunction with a vote of its shareholders, We will send you and other owners materials describing the matters to be voted on. You instruct Us how you want Us to vote your shares. When We receive those instructions, We will vote all of the shares We own and those for which no timely instructions are received in proportion to those instructions timely received. Should We determine that We are no longer required to follow this voting procedure, We will vote the shares ourselves.
SUBSTITUTION
   It may be necessary to discontinue one or more of the Investment Portfolios or substitute a new Investment Portfolio for one of the Investment Portfolios you have selected. New or substitute Investment Portfolios may have different fees and expenses and their availability may be limited to certain classes of purchasers. We will notify you of Our intent to do this. We will obtain any required prior approval from the Securities and Exchange Commission before any such change is made.
TRANSFERS
   You can transfer money among the Investment Portfolios. Transfers may be deferred as permitted or required by law. See "Suspension of Payments or Transfers" section below.
   TRANSFERS DURING THE ACCUMULATION PERIOD. You can make a transfer to or from any Sub-account. Transfers may be made by contacting Our administrative offices or through Our Website. Subject to our administrative rules, including our Excessive Trading Limits and Short Term Trading Risk described below, you can make an unlimited number of transfers between the Investment Options during the Accumulation Period. We reserve the right to impose a fee for excessive transfers after notifying you. We reserve the right to impose any fees charged by the Investment Options for excessive transfers. The following apply to any transfer during the Accumulation Period:

   1. Your request for a transfer must clearly state which Sub-account(s) are involved in the transfer.

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   2. Your request for transfer must clearly state how much the transfer is for.

   3. Your right to make transfers is subject to modification if We determine, in Our sole opinion, that the exercise of the right by one or more owners is, or would be, to the disadvantage of other owners. Restrictions may be applied in any manner reasonably designed to prevent any use of the transfer right, which is considered by Us to be to the disadvantage of other Owners. A modification could be applied to transfers to, or from, one or more of the Sub-account and could include, but is not limited to:

      a. the requirement of a minimum time period between each transfer;

      b. not accepting a transfer request from an agent acting under a power of attorney on behalf of more than one owner; or

      c. limiting the dollar amount that may be transferred between Sub-accounts by an Owner at any one time.

   4. We reserve the right, at any time, and without prior notice to any party, to terminate, suspend or modify the transfer privilege during the Accumulation Period.

   TRANSFERS DURING THE ANNUITY PERIOD. Subject to our administrative rules, you can make an unlimited number of transfers between the Investment Options during the Annuity Period. We reserve the right to impose a fee for excessive transfers after notifying you. We reserve the right to impose any fees charged by the Investment Options for excessive transfers. The following rules apply to any transfer during the Annuity Period:

   1. No transfer can be made between the Fixed Account and the Sub-accounts. You may only make transfers between the Sub-accounts.

   2. We reserve the right, at any time, and without prior to notice to any party, to terminate, suspend or modify the transfer privilege during the Annuity Period.

   THIS PRODUCT IS NOT DESIGNED FOR PROFESSIONAL MARKET TIMING ORGANIZATIONS. JEFFERSON NATIONAL RESERVES THE RIGHT TO MODIFY (INCLUDING TERMINATING) THE TRANSFER PRIVILEGES DESCRIBED ABOVE.

EXCESSIVE TRADING LIMITS
   The Contracts are first and foremost annuity contracts, designed for retirement or other long-term financial planning purposes, and are not designed for market timers or other persons that use programmed, large, or frequent transfers. The use of such transfers can be disruptive to any underlying Investment Portfolio and harmful to other contract owners invested in the Investment Portfolio.
   We reserve the right to limit transfers in any Contract year, or to refuse any transfer request for an Owner, Registered Representative, Investment Advisor or other third party acting under a Limited Power of Attorney, for any reason, including without limitation, if:
   o We believe, in Our sole discretion, that excessive trading by the Owner, or a specific transfer request, submitted by a third party advisor, or a group of transfer requests, may have a detrimental effect on the Accumulation Unit values of any sub-account or the share prices of any Investment Portfolio or would be detrimental to other Owners; or
   o We are informed by one or more Investment Portfolios that they intend to restrict the purchase of Investment Portfolio shares because of excessive trading or because they believe that a specific transfer or group of transfers would have a detrimental effect on the price of Investment Portfolio shares; or
   o the requested transaction violates Our administrative rules designed to detect and prevent market timing.

   The restrictions imposed may include, but are not limited to, restrictions on transfers (E.G., by not processing requested transfers, limiting the number of transfers allowed, and/or the dollar amount, requiring holding periods, allowing transfer requests by U.S. Mail only, etc.) or even prohibitions on them for particular owners who, in Our view, have abused or appear likely to abuse the transfer privilege.
   We may apply restrictions in any manner reasonably designed to prevent transfers that we consider disadvantageous to other Owners. These excessive trading limits apply to all owners. However, using our processes and procedures, we may not detect all market timers, prevent frequent transfers, or prevent harm caused by excessive transfers.
     SHORT-TERM TRADING RISK. Frequent exchanges among Investment Portfolios by Owners can reduce the long-term returns of the underlying mutual funds. The reduced returns could adversely affect the owners, annuitants, insureds or beneficiaries of any variable annuity or variable life insurance contract issued by any insurance company with respect to values allocated to the underlying fund. Frequent exchanges may reduce the mutual fund's performance by increasing costs paid by the fund (such as brokerage commissions); they can disrupt portfolio management strategies; and they can have the effect of diluting the value of the shares of long term shareholders in cases in which fluctuations in markets are not fully priced into the fund's net asset value.
    The insurance-dedicated mutual funds available through the Investment Portfolios are also available in products issued by other insurance companies. These funds carry a significant risk that short-term trading may go undetected. The funds themselves generally cannot detect individual contract owner exchange activity, because they are owned primarily by insurance company separate accounts that aggregate exchange orders from owners of individual contracts. Accordingly, the funds are dependent in large part on the rights, ability and willingness of all participating insurance companies to detect and deter short-term trading by contract owners.
    As outlined below, we have adopted policies regarding frequent trading, but can provide no assurance that other insurance companies using the same mutual funds have adopted comparable procedures. There is also the risk that these policies and procedures concerning short-term trading will prove ineffective in whole or in part to detect or prevent frequent trading. Please review the mutual funds' prospectuses for specific information about the funds' short-term trading policies and risks.

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   We have adopted policies and procedures with respect to frequent transfers.
These policies apply to all Investment Options except for Investment Options that contain disclosure permitting active trading. As of the date of this prospectus, the only Investment Options which permit active trading are those of the Rydex Variable Trust (other than Rydex Sector Rotation Fund which does not permit active trading), the Potomac Dynamic VP HY Bond Fund and the 40/86 Money Money Market Portfolio. This list may change any time without notice. Pursuant to this policy, we block trades in excess of $25,000 that are the second transaction in a purchase and sale or sale and purchase involving the same Investment Portfolio in less than seven (7) days. If only one portion of a transfer request involving multiple Investment Options violates our policy, the entire transfer request is blocked.
   We monitor transfers and impose these rules across multiple Contracts owned by the same owner. Thus, if you own two Contracts and make a purchase in excess of $25,000 in an Investment Option in Contract 1, you will have to wait at least seven (7) days to make a sale in excess of $25,000 in the same Investment Option in Contract 2. All transfers are monitored, including without limitation, systematic transfers such as dollar cost averaging, rebalancing, systematic contributions and systematic withdrawals. If your (or your agent's) Website transfer request is restricted or denied, we will send notice via U.S. Mail. DOLLAR COST AVERAGING PROGRAM
   The Dollar Cost Averaging Program (DCA Program) allows you to systematically transfer a set amount either monthly, quarterly, semi-annually or annually. By allocating amounts on a regular schedule as opposed to allocating the total amount at one particular time, you may be less susceptible to the impact of market fluctuations. However, this is not guaranteed.
   Subject to Our administrative procedures, you may select the Business Day when dollar cost averaging transfers will occur. You can sign up for the DCA Program for a specified time period. The DCA Program will end when the value in the Investment Option(s) from which you are transferring is zero. A transfer request will not automatically terminate the DCA Program.
   There is no additional charge for the DCA Program. However, we reserve the right to charge for the DCA Program in the future. We reserve the right, at any time and without prior notice, to terminate, suspend or modify the DCA Program. The DCA Program may vary by state.
   Dollar cost averaging does not assure a profit and does not protect against loss in declining markets. Dollar cost averaging involves continuous investment in the selected Investment Portfolio(s) regardless of fluctuating price levels of the Investment Portfolio(s). You should consider your financial ability to continue the dollar cost averaging program through periods of fluctuating price levels.
REBALANCING PROGRAM
   Once your money has been allocated among the Sub-accounts, the performance of each Investment Portfolio may cause your allocation to shift. You can direct Us to automatically rebalance your Contract to return to your Investment Allocations of Record or some other allocation of your choosing by selecting Our Rebalancing Program. When you elect the Rebalancing Program, you must specify the date on which you would like the initial rebalancing to occur and the frequency of the rebalancing (i.e. quarterly, semi-annually or annually). We will measure the rebalancing periods from the initial rebalancing date selected. You must use whole percentages in 1% increments for rebalancing. You can discontinue the Rebalancing Program at any time. You can modify rebalancing percentages for future rebalancing by submitting your request prior to the next rebalancing date. Currently, there is no charge for participating in the Rebalancing Program. We reserve the right, at any time and without prior notice to impose a fee, or to terminate, suspend or modify this program.
   EXAMPLE: Assume that you want your initial Purchase Payment split between 2 Sub-accounts. You want 40% to be in the Fixed Income Portfolio Sub-account and 60% to be in the Growth Portfolio Sub-account. Over the next 2 1/2 months the bond market does very well while the stock market performs poorly. At the end of the first quarter, the Fixed Income Portfolio Sub-account now represents 50% of your holdings because of its increase in value. If you had chosen to have your holdings rebalanced quarterly, on the first day of the next quarter, Jefferson National would sell some of your units in the Fixed Income Portfolio Sub-account to bring its value back to 40% and use the money to buy more units in the Growth Portfolio Sub-account to increase those holdings to 60%.
ASSET ALLOCATION PROGRAM
   Jefferson National understands the importance to you of having advice from a financial advisor regarding your investments in the Contract (asset allocation program). Certain investment advisors have made arrangements with us to make their services available to you. Jefferson National has not made any independent investigation of these investment advisors and is not endorsing such programs. You may be required to enter into an advisory agreement with your Investment Advisor to have the fees paid out of your Contract during the Accumulation Period.
   Jefferson National will, pursuant to an agreement with you, make a partial withdrawal from the value of your Contract to pay for the services of your Investment Advisor. If the Contract is Non-Qualified, the withdrawal will be treated like any other distribution and may be included in gross income for federal tax purposes. Further, if you are under age 59 1/2 it may be subject to a tax penalty. If the Contract is qualified, the withdrawal for the payment of fees may not be treated as a taxable distribution if certain conditions are met. You should consult a tax advisor regarding the tax treatment of the payment of investment advisor fees from your Contract.

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EXPENSES
   There are charges and other expenses associated with the Contract that reduce the return on your investment in the Contract. These charges and expenses are:
SUBSCRIPTION FEE
   We charge the Subscription Fee regardless of the amount of your Contract Value. This fee is deducted from each Sub-Account, pro rata. We will deduct the subscription fee each month during the Accumulation Period. We will not impose the fee during the Annuity Period.
INSURANCE CHARGES
   We impose no other insurance charges.
CONTRACT MAINTENANCE CHARGE
   We impose no other contract maintenance charge.
INVESTMENT PORTFOLIO EXPENSES
   There are deductions from and expenses paid out of the assets of the various Investment Portfolios, which are described in the Investment Portfolio prospectuses. The Investment Portfolio Expenses are included as part of Our calculation of the value of the Accumulation Units and the Annuity Units. We reserve the right to charge transfer fees imposed by the Investment Portfolios for excessive transfers.
TRANSFER FEE
   We impose no transfer fee for transfers made during the Accumulation Period or Annuity Period. We reserve the right to impose a fee for excessive transfers after notifying You in advance.
PREMIUM TAXES
   Some states and other governmental entities (E.G., municipalities) charge premium taxes or similar taxes. We are responsible for the payment of these taxes and will make a deduction from the Contract Value for them. These taxes are due either when the Contract is issued or when Annuity Payments begin. It is Our current practice to deduct these taxes when either Annuity Payments begin, a death benefit is paid or upon partial or full surrender of the Contract. Jefferson National may in the future discontinue this practice and assess the charge when the tax is due. Premium taxes currently range from 0% to 3.5%, depending on the jurisdiction.
INCOME TAXES
   Jefferson National will deduct from the Contract for any income taxes which we incur because of the Contract. At the present time, we are not making any such deductions.

CONTRACT VALUE
   Your Contract Value is the sum of your assets in the Sub-accounts of the Separate Account. The value of any assets in the Sub-accounts(s) will vary depending upon the investment performance of the Investment Portfolio(s) you choose. In order to keep track of your Contract Value in a Sub-account, we use a unit of measure called an Accumulation Unit. During the Annuity Period of your Contract we call the unit an Annuity Unit. Your Contract Value is affected by the investment performance of the Investment Portfolios, the expenses of the Investment Portfolios and the deduction of fees and charges under the Contract. ACCUMULATION UNITS
   Every Business Day, we determine the value of an Accumulation Unit for each of the Investment Portfolios by multiplying the Accumulation Unit value for the previous Business Day by a factor for the current Business Day. The factor is determined by dividing the value of a Sub-account share at the end of the current Business Day (and any charges for taxes) by the value of a Sub-account share for the previous Business Day.
   The value of an Accumulation Unit may go up or down from Business Day to Business Day.
   When you make a Purchase Payment, we credit your Contract with Accumulation Units. The number of Accumulation Units credited is determined by dividing the amount of the Purchase Payment allocated to a Sub-account by the value of the Accumulation Unit for that Sub-account on that Business Day. When you make a withdrawal, we deduct Accumulation Units from your Contract representing the withdrawal. We also deduct Accumulation Units when we deduct certain charges under the Contract. Whenever we use an Accumulation Unit value, it will be based on the value next determined after receipt of the request or the Purchase Payment.
   We calculate the value of an Accumulation Unit for each Sub-account after the New York Stock Exchange closes each Business Day and then credit your Contract.
   EXAMPLE: On Wednesday we receive an additional Purchase Payment of $10,000 from you. You have told Us you want this to go to the Balanced Portfolio Sub-account. When the New York Stock Exchange closes on that Wednesday, we determine that the value of an Accumulation Unit for the Balanced Portfolio Sub-account is $12.50. We then divide $10,000 by $12.50 and credit your Contract on Wednesday night with 800 Accumulation Units for the Balanced Portfolio Sub-account.

ACCESS TO YOUR MONEY
   You can have access to the money in your Contract:
   1. by making a withdrawal (either a partial or a complete withdrawal);
   2. by electing to receive Annuity Payments; or
   3. when a death benefit is paid to your Beneficiary.
   Withdrawals can only be made during the Accumulation Period.
   When you make a complete withdrawal, you will receive the Contract Value on the Business Day you made the withdrawal, less any premium tax and less any pro rata subscription fees.
   You must tell Us which Investment Options you want a partial withdrawal to come from. Under most circumstances, the amount of any partial withdrawal from any Investment Options must be for at least $500. There is no minimum required if the partial withdrawal is pursuant to our Systematic Withdrawal Program (see below).

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   Jefferson National will pay the amount of any withdrawal from the Investment
Options within 7 days of your request in good order unless the Suspension of Payments or Transfers provision (see below) is in effect.
   A withdrawal may result in tax consequences (including an additional 10% tax penalty under certain circumstances).
   Certain withdrawal restrictions may apply if your Contract is issued in connection with a Section 403(b) tax-qualified plan (also known as a tax-sheltered annuity). See "Taxes" in this Prospectus.
SYSTEMATIC WITHDRAWAL PROGRAM
   The Systematic Withdrawal Program allows you to receive automatic payments either monthly, quarterly, semi-annually or annually. Subject to Our administrative procedures, you can instruct Us to withdraw a specific amount, which can be a percentage of the Contract Value, or a dollar amount. All systematic withdrawals will be withdrawn from the Investment Options on a pro-rata basis, unless you instruct Us otherwise. You may elect to end the Systematic Withdrawal Program by notifying Us prior to the next systematic withdrawal. The Systematic Withdrawal Program will terminate automatically when the Contract Value is exhausted. We do not currently charge for the Systematic Withdrawal Program.
   INCOME TAXES, TAX PENALTIES AND CERTAIN RESTRICTIONS MAY APPLY TO SYSTEMATIC WITHDRAWALS.
SUSPENSION OF PAYMENTS OR TRANSFERS
   We may be required to suspend or postpone withdrawals or transfers for any period when:
   1. the New York Stock Exchange is closed (other than customary weekend and holiday closings);
   2. trading on the New York Stock Exchange is restricted;
   3. an emergency exists as a result of which disposal of shares of the Investment Portfolios is not reasonably practicable or we cannot reasonably value the shares of the Investment Portfolios;
   4. during any other period when the SEC, by order, so permits for the protection of owners.
   If mandated under applicable law, we may be required to reject a Purchase Payment and/or otherwise block access to an owner's Contract and thereby refuse to pay any request for transfers, partial withdrawals, surrenders, or death benefits. Once blocked, monies would be held in that Contract until instructions are received from the appropriate regulator.

DEATH BENEFIT
UPON YOUR DEATH DURING THE ACCUMULATION PERIOD
   If you, or your Joint Owner, die before Annuity Payments begin, we will pay a death benefit to your Beneficiary. If you have a Joint Owner, the surviving Joint Owner will be treated as the primary Beneficiary. Any other Beneficiary designation on record at the time of death will be treated as a contingent Beneficiary.
   The Contract Value for purposes of calculating any Death Benefit Amount will be determined as of the Business Day we receive due proof of death and an election for the payment method (see below). After the Death Benefit Amount is calculated, it will remain in the Investment Options until distribution begins. Until we distribute the Death Benefit Amount, the Death Benefit Amount in the Sub-accounts will be subject to investment risk, which is borne by the Beneficiary.
DEATH BENEFIT AMOUNT DURING THE ACCUMULATION PERIOD
   The Death Benefit Amount will be the Contract Value, less the Subscription Fee, at the time we receive due proof of death and a payment election.
PAYMENT OF THE DEATH BENEFIT DURING THE ACCUMULATION PERIOD
   Unless already selected by you, a Beneficiary must elect to have the Death Benefit Amount paid under one of the options described below in the event of the death of the Owner or Joint Owner during the Accumulation Period.
   OPTION 1 --lump sum payment of the Death Benefit Amount; or
   OPTION 2 --the payment of the entire Death Benefit Amount within 5 years of the date of death of the Owner or Joint Owner; or
   OPTION 3 --payment of the Death Benefit Amount under an Annuity Option over the lifetime of the Beneficiary, or over a period not extending beyond the life expectancy of the Beneficiary, with distribution beginning within 1 year of the date of the death of the Owner or any Joint Owner.
   Any portion of the Death Benefit Amount not applied under Option 3 within 1 year of the date of your death, or that of a Joint Owner, must be distributed within 5 years of the date of death.
   Unless you have previously designated one of the payment options above, a Beneficiary who is a spouse of the deceased Owner may elect to:
   o continue the Contract in his or her own name at the then current Death Benefit Amount;
   o  elect a lump sum payment of the Death Benefit Amount; or
   o  apply the Death Benefit Amount to an Annuity Option.
   If a lump sum payment is requested, the Death Benefit Amount will be paid within 7 days, unless the Suspension of Payments provision is in effect. Payment to the Beneficiary, in any other form than a lump sum, may only be elected during the 60 day period beginning with the date of receipt by Us of due proof of death. If the spouse elects to continue the Contract, the Death Benefit Amount otherwise payable will be the initial Purchase Payment for the purpose of determining benefits under the Contract for the continuing spouse.
DEATH OF CONTRACT OWNER DURING THE ANNUITY PERIOD
   If you or a Joint Owner, who is not the Annuitant, dies during the Annuity Period, any remaining Annuity Payments under the Annuity Option elected will continue at least as rapidly as under the method of distribution in effect at the time of the Owner's or Joint Owner's death. Upon the Owner's death during the Annuity Period, the Beneficiary becomes the Owner. Upon the death of any Joint Owner during the Annuity Period, the surviving Owner, if any, will be treated as the primary Beneficiary. Any other Beneficiary designation on record at the time of death will be treated as a contingent Beneficiary.

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DEATH OF ANNUITANT
   If the Annuitant, who is not an Owner or Joint Owner, dies during the Accumulation Period, you, the Owner, will automatically become the Annuitant. A change of Annuitant by the Owner may result in a taxable event. You may designate a new Annuitant subject to Our approval. If the Owner is a non-natural person (for example, a corporation), then the death of the Annuitant will be treated as the death of the Owner, and a new Annuitant may not be named.
   Upon the death of the Annuitant during the Annuity Period, the death benefit, if any, will be as provided for in the Annuity Option selected. The death benefit will be paid at least as rapidly as under the method of distribution in effect at the Annuitant's death.
ANNUITY PAYMENTS (THE ANNUITY PERIOD)
   Under the Contract you can receive regular income payments. We call these payments Annuity Payments. You can choose the date on which the Annuity Payments begin. We call that date the Annuity Date. The Annuitant is the person whose life we look to when we determine Annuity Payments.
   You can select any Annuity Date provided it is a date after the end of the Free Look Period. The Annuity Date must be at least 90 days after the Contract issue date, but may not be later than the maximum date permitted under applicable state law.
   For a Contract held under a tax-qualified retirement arrangement (other than an IRA), the Annuity Date generally may not be later than (i) April 1 of the year after the year in which the Annuitant attains age 70 1/2, or (ii) the calendar year in which the Annuitant retires if later. For a Contract held as an IRA, the Annuity Date may not be later than April 1 of the year after the year in which the Annuitant attains age 70 1/2.
   You can also choose among income plans. We call those Annuity Options. You can select an Annuity Option. You can change it at any time prior to 30 days before the Annuity Date. If you do not choose an Annuity Option, we will assume that you selected Option 2 which provides a life annuity with 10 years of guaranteed payments.
   During the Annuity Period, you can choose to have fixed Annuity Payments (these payments will come from Jefferson National's general account), variable Annuity Payments (these payments will be based on the performance of the Investment Portfolios) or a combination of both. If you choose a fixed Annuity Option, your Account Value is placed in our general account. Our general account is not registered under the federal securities laws and it is generally not subject to its provisions. See your Contract for more information regarding the Fixed Account. If you do not tell Us otherwise, your Annuity Payments will be based on the investment allocations that were in place on the Annuity Date. ANNUITY PAYMENT AMOUNT
   If you choose to have any portion of your Annuity Payments based on the performance of the Investment Portfolio(s), the dollar amount of your Annuity Payment will depend upon:
   1) the Contract Value or the Death Benefit Amount (if the Annuity Option is selected to pay the Death Benefit Amount) applied to an Annuity Option on the Annuity Date;
   2) the 3% or 5% (as you selected) assumed investment rate (AIR) performance used in the annuity table for the Contract;
   3) the performance of the Investment Portfolio(s) you selected; and
   4) the Annuity Option you select.
   You can choose either a 3% or a 5% assumed investment rate (AIR). If the actual performance exceeds the 3% or 5% (as you selected) AIR, your Annuity Payments will increase. Similarly, if the actual performance is less than 3% or 5% (as you selected) AIR, your Annuity Payments will decrease. Using a higher AIR results in a higher initial Annuity Payment, but later Annuity Payments will increase more slowly when the investment performance rises and decrease more rapidly when investment performance decreases.
   On the Annuity Date, the Contract Value, less any premium tax and less the Subscription Fee will be applied under the Annuity Option you selected.
   Annuity Payments are made monthly unless you have less than $5,000 to apply toward purchasing an Annuity Option. In that case, we may make a single lump sum payment to you instead of Annuity Payments. Likewise, if your Annuity Payments would be less than $50 a month, we have the right to change the frequency of payments so that your Annuity Payments are at least $50.
   Unless you notify Us otherwise, we will pay the Annuity Payments to you. You can change the payee at any time prior to the Annuity Date. Income from any distribution will be reported to you for tax purposes.
ANNUITY OPTIONS
   You can choose one of the following Annuity Options or any other Annuity Option which is acceptable to Us. After Annuity Payments begin, you cannot change the Annuity Option.
   OPTION 1. INCOME FOR LIFE. We will pay monthly Annuity Payments during the lifetime of the Annuitant. We will stop making payments when the Annuitant dies.
   OPTION 2. INCOME FOR LIFE WITH PAYMENT GUARANTEED FOR A FIXED NUMBER OF YEARS. We will make monthly Annuity Payments so long as the Annuitant is alive. However, when the Annuitant dies, if we have made Annuity Payments for less than the selected guaranteed period you selected (5, 10 or 20 years), we will then continue to make Annuity Payments to the Beneficiary for the rest of the guaranteed period. Annuity Payments to the Beneficiary will be made at least as rapidly as under the method of payment being used at the time of the Annuitant's death. However, after the Annuitant dies, the Beneficiary may elect to receive a single lump sum payment which will be equal to the present value of the remaining Annuity Payments (as of the date of proof of death) discounted at the assumed investment rate (AIR) for a variable Annuity Option.

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   OPTION 3. INCOME FOR A SPECIFIED PERIOD. We will make monthly Annuity
Payments for a fixed period of time (3 to 20 years). When the Annuitant dies, any amount remaining will be paid to the Beneficiary. Annuity Payments to the Beneficiary will be made at least as rapidly as under the method of payment being used at the time of the Annuitant's death. However, the Beneficiary may elect to receive a single lump sum payment which will be equal to the present value of the remaining Annuity Payments (as of the date of proof of death) discounted at the assumed investment rate (AIR) for a variable Annuity Option.
   OPTION 4. JOINT AND SURVIVOR INCOME FOR LIFE. We will make monthly Annuity Payments so long as the Annuitant and a joint Annuitant are both alive. When either of these people die, the amount of the Annuity Payments we will make to the survivor can be equal to 100%, 66% or 50% of the amount that we would have paid if both were alive.
   Annuity Payments are made monthly unless you have less than $5,000 to apply toward an Annuity Option. In that case, Jefferson National may make a single lump sum payment to you. Likewise, if your Annuity Payments would be less than $50 a month, Jefferson National has the right to change the frequency of payments so that your Annuity Payments are at least $50.

TAXES
   NOTE: Jefferson National has prepared the following information on taxes as a general discussion of the subject. It is not intended as tax advice to any individual. No attempt is made to consider any applicable state tax or other tax laws, or to address any federal estate, or state and local estate, inheritance and other tax consequences of ownership or receipt of distributions under a Contract. You should consult your tax adviser about your own circumstances. ANNUITY CONTRACTS IN GENERAL
   When you invest in an annuity contract, you usually do not pay taxes on your investment gains until you withdraw the money--generally for retirement purposes. If you invest in a variable annuity as part of a pension plan or employer-sponsored retirement program, your Contract is called a QUALIFIED Contract. If your annuity is independent of any formal retirement or pension plan, it is termed a NON-QUALIFIED Contract. The tax rules applicable to Qualified Contracts vary according to the type of retirement plan and the terms and conditions of the plan.
TAX STATUS OF THE CONTRACTS
   Tax law imposes several requirements that variable annuities must satisfy in order to receive the tax treatment normally accorded to annuity contracts.
   DIVERSIFICATION REQUIREMENTS. The Internal Revenue Code (Code) requires that the investments of each investment division of the Separate Account underlying the Contracts be "adequately diversified" in order for the Contracts to be treated as annuity contracts for Federal income tax purposes. It is intended that each Sub-account, through the Investment Portfolio in which it invests, will satisfy these diversification requirements.
   OWNER CONTROL. In certain circumstances, owners of variable annuity contracts have been considered for Federal income tax purposes to be the owners of the assets of the Separate Account supporting their contracts due to their ability to exercise investment control over those assets. When this is the case, the Contract owners have been currently taxed on income and gains attributable to the variable account assets. There is little guidance in this area, and some features of Our Contracts, such as the flexibility of an owner to allocate Premium Payments and transfer amounts among the Sub-Accounts of the Separate Account have not been explicitly addressed in published rulings. While we believe that the Contracts do not give owners investment control over Separate Account assets, we reserve the right to modify the Contracts as necessary to prevent an owner from being treated as the owner of the Separate Account assets supporting the Contract.
   REQUIRED DISTRIBUTIONS. In order to be treated as an annuity contract for Federal income tax purposes, Section 72(s) of the Code requires any Non-Qualified Contract to contain certain provisions specifying how your interest in the Contract will be distributed in the event of the death of an Owner of the Contract. Specifically, Section 72(s) requires that (a) if any Owner dies on or after the annuity starting date, but prior to the time the entire interest in the Contract has been distributed, the entire interest in the Contract will be distributed at least as rapidly as under the method of distribution being used as of the date of such Owner's death; and (b) if any Owner dies prior to the annuity starting date, the entire interest in the Contract will be distributed within five years after the date of such Owner's death. These requirements will be considered satisfied as to any portion of a Owner's interest which is payable to or for the benefit of a designated Beneficiary and which is distributed over the life of such designated Beneficiary or over a period not extending beyond the life expectancy of that Beneficiary, provided that such distributions begin within one year of the Owner's death. The designated Beneficiary refers to a natural person designated by the Owner as a Beneficiary and to whom Ownership of the Contract passes by reason of death. However, if the designated Beneficiary is the surviving spouse of the deceased Owner, the Contract may be continued with the surviving spouse as the new Owner.
  The Non-Qualified Contracts contain provisions that are intended to comply with these Code requirements, although no regulations interpreting these requirements have yet been issued. We intend to review such provisions and modify them if necessary to assure that they comply with the applicable requirements when such requirements are clarified by regulation or otherwise.

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   Distributions from a Tax Sheltered Annuity, Individual Retirement Annuity,
SEP IRA or Simple IRA must begin no later than April 1 of the calendar year following the calendar year in which the contract owner reaches age 70 1/2. Distributions may be paid in a lump sum or in substantially equal payments over:
(a) the life of the Owner or the joint lives of the Owner and the Owner's designated beneficiary; or
(b) a period not longer than the period determined under the table in Treasury Regulation 1.401(a)(9)-5, which is the deemed joint life expectancy of the Owner and a person 10 years younger than the Owner. If the designated beneficiary is the spouse of the Owner, the period may not exceed the longer of the period determined under such table or the joint life expectancy of the Owner and the Owner's spouse, determined in accordance with Treasury Regulation 1.72-9, or such additional guidance as may be provided pursuant to Treasury Regulation 1.401(a)(9)-5. For Tax Sheltered Annuities, required distributions do not have to be withdrawn from the Contract if they are being withdrawn from another Tax Sheltered Annuity You own.
   For Individual Retirement Annuities, SEP IRAs and Simple IRAs, required distributions do not have to be withdrawn from this Contract if they are being withdrawn from another Individual Retirement Annuity, SEP IRA or Simple IRA You own. If the Owner's entire interest in a Tax Sheltered Annuity, Individual Retirement Annuity, SEP IRA or Simple IRA will be distributed in equal or substantially equal payments over a period described in (a) or (b) above, the payments must begin on or before the required beginning date. The required beginning date is April 1 of the calendar year following the calendar year in which the Owner reaches age 70 1/2. The rules for Roth IRAs do not require distributions to begin during the Owner's lifetime, therefore, the required beginning date is not applicable to Roth IRAs.
   If the Owner dies before the required beginning date (in the case of a Tax Sheltered Annuity, Individual Retirement Annuity, SEP IRA or Simple IRA) or before the entire contract value is distributed (in the case of Roth IRAs), any remaining interest in the contract must be distributed over a period not exceeding the applicable distribution period, which is determined as follows:
(a) if the designated beneficiary is the Owner's spouse, the applicable distribution period is the surviving spouse's remaining life expectancy using the surviving spouse's birthday for each distribution calendar year after the calendar year of the Owner's death. For calendar years after the death of the Owner's surviving spouse, the applicable distribution period is the spouse's remaining life expectancy using the spouse's age in the calendar year of the spouse's death, reduced by one for each calendar year that elapsed since the calendar year immediately following the calendar year of the spouse's death;
(b) if the designated beneficiary is not the Owner's surviving spouse, the applicable distribution period is the designated beneficiary's remaining life expectancy using the designated beneficiary's birthday in the calendar year immediately following the calendar year of the Owner's death, reduced by one for each calendar year that elapsed thereafter; and
(c) if there is no designated beneficiary, the entire balance of the contract must be distributed by December 31 of the fifth year following the Owner's death. If the Owner dies on or after the required beginning date, the interest in the Tax Sheltered Annuity, Individual Retirement Annuity, SEP IRA or Simple IRA must be distributed over a period not exceeding the applicable distribution period, which is determined as follows:
   If distribution requirements are not met, a penalty tax of 50% is levied on the difference between the amount that should have been distributed for that year and the amount that actually was distributed for that year. For Individual Retirement Annuities, SEP IRAs and Simple IRAs, all or a portion of each distribution will be included in the recipient's gross income and taxed at ordinary income tax rates. The portion of a distribution which is taxable is based on the ratio between the amount by which non-deductible purchase payments exceed prior non-taxable distributions and total account balances at the time of the distribution. The owner of an Individual Retirement Annuity, SEP IRA or Simple IRA must annually report the amount of non-deductible purchase payments, the amount of any distribution, the amount by which non-deductible purchase payments for all years exceed non taxable distributions for all years, and the total balance of all Individual Retirement Annuities, SEP IRAs or Simple IRAs. Distributions from Roth IRAs may be either taxable or nontaxable, depending upon whether they are "qualified distributions" or "non-qualified distributions" (see "Federal Tax Considerations").
   Other rules may apply to Qualified Contracts.
TAXATION OF NON-QUALIFIED CONTRACTS
   NON-NATURAL PERSON. If a non-natural person (e.g., a corporation or certain trusts) owns a Non-Qualified Contract, the taxpayer generally must include in income any increase in the excess of the Contract Value over the investment in the Contract (generally, the Purchase Payments or other consideration paid for the Contract) during the taxable year. There are some exceptions to this rule and a prospective Owner that is not a natural person should discuss these with a tax adviser.
   The following discussion generally applies to Contracts owned by natural persons.
   WITHDRAWALS. When a withdrawal from a Non-Qualified Contract occurs, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the Contract value immediately before the distribution over the Owner's investment in the Contract (generally, the Purchase Payments or other consideration paid for the Contract, reduced by any amount previously distributed from the Contract that was not subject to tax) at that time. In the case of a surrender under a Non-Qualified Contract, the amount received generally will be taxable only to the extent it exceeds the Owner's investment in the Contract.

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   PENALTY TAX ON CERTAIN WITHDRAWALS. In the case of a distribution from a
Non-Qualified Contract, there may be imposed a federal tax penalty equal to ten percent of the amount treated as income. In general, however, there is no penalty on distributions:
   o  made on or after the taxpayer reaches age 59 1/2;
   o  made on or after the death of an Owner;
   o  attributable to the taxpayer's becoming disabled; or
   o made as part of a series of substantially equal periodic payments for the life (or life expectancy) of the taxpayer.
   Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. Also, additional exceptions apply to distributions from a Qualified Contract. You should consult a tax adviser with regard to exceptions from the penalty tax.
   ANNUITY PAYMENTS. Although tax consequences may vary depending on the payout option elected under an annuity contract, a portion of each Annuity Payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an Annuity Payment is generally determined in a manner that is designed to allow you to recover your investment in the Contract ratably on a tax-free basis over the expected stream of Annuity Payments, as determined when Annuity Payments start. Once your investment in the Contract has been fully recovered, however, the full amount of each Annuity Payment is subject to tax as ordinary income.
   TAXATION OF DEATH BENEFIT PROCEEDS. Amounts may be distributed from a Contract because of your death or the death of the Annuitant. Generally, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a surrender of the Contract, or (ii) if distributed under a payout option, they are taxed in the same way as annuity payments.
   TRANSFERS, ASSIGNMENTS OR EXCHANGES OF A CONTRACT. A transfer or assignment of ownership of a Contract, the designation of an Annuitant, the selection of certain maturity dates, or the exchange of a contract may result in certain tax consequences to you that are not discussed herein. An Owner contemplating any such transfer, assignment or exchange, should consult a tax advisor as to the tax consequences.
   WITHHOLDING. Annuity distributions are generally subject to withholding for the recipient's federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.
   MULTIPLE CONTRACTS. All Non-Qualified deferred annuity contracts that are issued by Us (or Our affiliates) to the same Owner during any calendar year are treated as one annuity contract for purposes of determining the amount includible in such Owner's income when a taxable distribution occurs.
TAXATION OF QUALIFIED CONTRACTS
   The tax rules applicable to Qualified Contracts vary according to the type of retirement plan and the terms and conditions of the plan. Your rights under a Qualified Contract may be subject to the terms of the retirement plan itself, regardless of the terms of the Qualified Contract. Adverse tax consequences may result if you do not ensure that contributions, distributions and other transactions with respect to the Contract comply with the law.
   INDIVIDUAL RETIREMENT ACCOUNTS (IRAs), as defined in Section 408 of the Code, permit individuals to make annual contributions of up to the lesser of a specified annual amount or the amount of compensation includible in the individual's gross income for the year. The contributions may be deductible in whole or in part, depending on the individual's income. Distributions from certain pension plans may be "rolled over" into an IRA on a tax-deferred basis without regard to these limits. Amounts in the IRA (other than nondeductible contributions) are taxed when distributed from the IRA. A 10% penalty tax generally applies to distributions made before age 59 1/2, unless certain exceptions apply. The IRS has not reviewed the Contract for qualification as an IRA. You should consult your tax adviser regarding these features and benefits if you have any questions prior to purchasing a Contract.
   ROTH IRAS, as described in Code Section 408A, permit certain eligible individuals to make non-deductible contributions to a Roth IRA in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA is generally subject to tax and other special rules apply. The Owner may wish to consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made
(1) before age 59 1/2 (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA. A 10% penalty tax may apply to amounts attributable to a conversion from an IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made.
   CORPORATE PENSION AND PROFIT-SHARING PLANS under Section 401(a) of the Code allow corporate employers to establish various types of retirement plans for employees, and self-employed individuals to establish qualified plans for themselves and their employees. Adverse tax consequences to the retirement plan, the participant or both may result if the Contract is transferred to any individual as a means to provide benefit payments, unless the plan complies with all the requirements applicable to such benefits prior to transferring the Contract.

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   TAX SHELTERED ANNUITIES under section 403(b) of the Code allow employees of certain Section 501(c)(3) organizations and public schools to exclude from their gross income the Purchase Payments made, within certain limits, on a contract that will provide an annuity for the employee's retirement. These Purchase Payments may be subject to FICA (Social Security) tax.
   Distributions of (1) salary reduction contributions made in years beginning after December 31, 1988; (2) earnings on those contributions; and (3) earnings on amounts held as of the last year beginning before January 1, 1989, are not allowed prior to age 59 1/2, separation from service, death or disability. Salary reduction contributions may also be distributed upon hardship, but would generally be subject to penalties.
   CODE SECTION 457, while not actually providing for a qualified plan as that term is normally used, provides for certain deferred compensation plans with respect to service for state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities, and tax exempt organizations. The Contract can be used with such plans. Under such plans a participant may specify the form of investment in which his or her participation will be made. Under a non-governmental plan, all such investments, however, are owned by and are subject to, the claims of the general creditors of the sponsoring employer. In general, all amounts received under a section 457 plan are taxable and are subject to federal income tax withholding as wages.
   OTHER TAX ISSUES. Qualified Contracts have minimum distribution rules that govern the timing and amount of distributions. You should refer to your retirement plan, adoption agreement, or consult a tax advisor for more information about these distribution rules.
Distributions from contracts generally are subject to withholding for the Owner's federal income tax liability. The withholding rate varies according to the type of distribution and the Owner's tax status. The Owner will be provided the opportunity to elect not to have tax withheld from distributions.
   "Eligible rollover distributions" from section 401(a) and 403(b) plans are subject to a mandatory federal income tax withholding of 20%. An eligible rollover distribution is any distribution to an employee from such a plan, except certain distributions such as distributions required by the Code, certain distributions of after-tax contributions, hardship distributions, or distributions in a specified annuity form. The 20% withholding does not apply, however, if the employee chooses a "direct rollover" from the plan to another tax-qualified plan, 403(b) plan, governmental section 457 plan, or IRA.
POSSIBLE TAX LAW CHANGES
   Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Contract could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Contract.
   We have the right to modify the Contract in response to legislative changes that could otherwise diminish the favorable tax treatment that Contract Owners currently receive. We make no guarantee regarding the tax status of any Contract and do not intend the above discussion as tax advice.
OTHER INFORMATION
LEGAL PROCEEDINGS
   Like other life insurance companies, there is a possibility that we may become involved in lawsuits. Currently, however, there are no legal proceedings to which the Separate Account is a party or to which the assets of the Separate Account are subject. Neither Jefferson National nor Inviva Securities Corporation, the distributor of the Contracts, is involved in any litigation that is of material importance in relation to their total assets or that relates to the Separate Account.
   On August 9, 2004, Jefferson National and Inviva, Inc., of which Jefferson National is an indirect wholly-owned subsidiary, without admitting or denying any wrongdoing, settled an administrative proceeding with the Securities and Exchange Commission ("SEC") regarding disclosure of "market timing" arrangements which, to the greatest extent, involved The Monument variable annuity and, to a much lesser extent, the Advantage Plus variable annuity. The market timing arrangements were in place when Inviva acquired Jefferson National in October 2002 and were terminated in October 2003. Under the terms of the settlement, a $5 million pool, $1.5 million of which is characterized as a penalty, has been established for distribution to investors who have suffered losses by virtue of the market timing. This pool will be distributed in accordance with a methodology developed by an independent distribution consultant acceptable to the SEC.
   On August 9, 2004, Jefferson National and Inviva submitted a Stipulation of Settlement to the New York Attorney General("NYAG") based on the same set of facts, again without admitting or denying any wrongdoing. The settlement with NYAG recognizes the payments being made in connection with the SEC settlement and did not require Jefferson National or Inviva to make any additional payments.
THE SEPARATE ACCOUNT
   We established a separate account to hold the assets that underlie the Contracts. Jefferson National Life Annuity Account G serves the variable annuity portion of the Contract. Prior to May 1, 2003, the Separate Account was known as Conseco Variable Annuity Account G and prior to May 1, 1999, it was known as Great American Reserve Variable Annuity Account G. The Board of Directors of Jefferson National adopted a resolution to establish the Separate Account under Texas Insurance law on January 18, 1996. Jefferson National Life Annuity Account G is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940. Jefferson National Life Annuity Account G is divided into Sub-accounts. Registration under the 1940 Act does not involve the supervision by the SEC of the management or investment policies or practices of the Variable Account. The Separate Account is regulated by the Insurance Department of Texas. Regulation by the state, however, does not involve any supervision of the Separate Account, except to determine compliance with broad statutory criteria.

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   The assets of the Separate Account are held in Our name on behalf of the
Separate Account and legally belong to Us. However, those assets that underlie the Contract are not chargeable with liabilities arising out of any other business we may conduct. All the income, gains and losses (realized or unrealized) resulting from these assets are credited to or charged against the Contracts and not against any other Contracts we may issue.
   Where permitted by law, we may:
   o  create new Separate Accounts;
   o combine separate accounts, including combining the Separate Account with another separate account established by the Company;
   o transfer assets of the Separate Account, which we determine to be associated with the class of policies to which this policy belongs, to another separate account;
   o  transfer the Separate Account to another insurance company;
   o add new Sub-accounts to or remove Sub-accounts from the Separate Account, or combine Sub-accounts;
   o  make the Sub-accounts available under other policies we issue;
   o  add new Investment Portfolios or remove existing Investment Portfolios;
   o substitute new Investment Portfolios for any existing Investment Portfolio which we determine is no longer appropriate in light of the purposes of the Separate Account;
   o  deregister the Separate Account under the Investment Company Act of 1940;
      and
   o operate the Separate Account under the direction of a committee or in another form.

DISTRIBUTOR
   Inviva Securities Corporation (ISC), 9920 Corporate Campus Drive, Suite 1000, Louisville, Kentucky 40223, acts as the distributor of the Contracts. ISC is a broker-dealer registered under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. Sales of the Contracts will be made by registered representatives of broker-dealers authorized to sell the Contracts. The registered representatives of the broker-dealers will also be licensed insurance representatives of Jefferson National. See the Statement of Additional Information for more information.
   We pay no Commissions to broker-dealers who sell the Contracts. Under certain circumstances, payments may be made to certain sellers for other services not directly related to the sale of contracts.
FINANCIAL STATEMENTS
   Our financial statements have been included in the Statement of Additional Information and should be considered only as bearing on the ability of the Company to meet its obligations under the Contracts. They should not be considered as bearing on the investment performance of the Investment Portfolios. The value of the Investment Portfolios is affected primarily by the performance of the underlying investments.
   None of the Accumulation Units being offered by this prospectus had been issued as of December 31,2004. Accordingly, no financial statements of Jefferson National Life Annuity Account G are included.
INDEPENDENT AUDITORS
   The statutory-basis financial statements of Jefferson National Life Insurance Company at December 31, 2004 and 2003, and for the years then ended, appearing in the Statement of Additional Information and have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

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APPENDIX A-- MORE INFORMATION ABOUT THE INVESTMENT PORTFOLIOS

   Below is a summary of the investment objectives and strategies of each Investment Portfolio available under the Contract. THERE CAN BE NO ASSURANCE THAT THE INVESTMENT OBJECTIVES WILL BE ACHIEVED.
   The Investment Portfolio prospectuses contain more complete information including a description of the investment objectives, policies, restrictions and risks of each Investment Portfolio. The following descriptions are qualified in their entirety by the prospectus for each Investment Portfolio.

40/86 SERIES TRUST
   40/86 Series Trust is managed by 40/86 Advisors, Inc. 40/86 Series Trust is a mutual fund with multiple portfolios. As of the date of this prospectus the 40/86 Series Trust Money Market Portfolio permits active trading. This may change at any time without notice. For more information, see prospectus. The following Investment Portfolios are available under the Contract:
40/86 SERIES TRUST BALANCED PORTFOLIO
   The 40/86 Series Trust Balanced Portfolio seeks a high total investment return, consistent with the preservation of capital and prudent investment risk. 40/86 SERIES TRUST EQUITY PORTFOLIO
   The 40/86 Series Trust Equity Portfolio seeks to provide a high total return consistent with preservation of capital and a prudent level of risk. The Portfolio normally invests at least 80% of its assets in U.S. common stocks, primarily in small and midsize U.S. companies, widely diversified by industry and company.
40/86 SERIES TRUST FIXED INCOME PORTFOLIO
   The 40/86 Series Trust Fixed Income Portfolio seeks the highest level of income consistent with preservation of capital. The Portfolio normally invests at least 80% of its assets in investment-grade U.S. and foreign corporate and government debt.
40/86 SERIES TRUST GOVERNMENT SECURITIES PORTFOLIO
   The 40/86 Series Trust Government Securities Portfolio seeks safety of capital, liquidity and current income. The Portfolio normally invests at least 80% of its assets in securities issued by the U.S. government and its agencies and instrumentalities.
40/86 SERIES TRUST HIGH YIELD PORTFOLIO
   The 40/86 Series Trust High Yield Portfolio seeks to provide a high level of current income with a secondary objective of capital appreciation. The Portfolio normally invests at least 80% of its assets in high-yield (below investment grade) fixed income securities.
40/86 SERIES TRUST MONEY MARKET PORTFOLIO
   The 40/86 Series Trust Money Market Portfolio seeks current income consistent with stability of capital and liquidity. The portfolio may invest in U.S. government securities, bank obligations, commercial paper obligations, short-term corporate debt securities and municipal obligations.
AIM VARIABLE INSURANCE FUNDS
   The AIM Variable Insurance Funds is a mutual fund with multiple portfolios. A I M Advisors, Inc. serves as the investment advisor. INVESCO Institutional (N.A.), Inc. serves as the investment subadvisor for AIM V.I.-- Core Stock Fund and AIM V.I. Real Estate Fund. The following Investment Portfolios are available under the Contract:
AIM V.I. BASIC VALUE FUND - SERIES II SHARES
   The fund's investment objective is long-term growth of capital. The fund seeks to meet its objective by investing, normally, at least 65% of its total assets in equity securities of U.S. issuers that have market capitalizations of greater than $500 million.
AIM V.I. MID CAP CORE EQUITY FUND - SERIES II SHARES
   The fund's investment objective is long-term growth of capital. The fund seeks to meet this objective by investing, normally, at least 80% of its net assets plus the amount of any borrowings for investment purposes, in equity securities, including convertible securities, of mid-capitalization companies. AIM V.I. HIGH YIELD FUND - SERIES I SHARES
   The fund's investment objective is to achieve a high level of current income. The fund seeks to meet its objective by investing, normally, at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in non-investment grade debt securities, i.e., "junk bonds."
AIM V.I. REAL ESTATE FUND - SERIES I SHARES
   The fund's investment objective is to achieve high total return. The fund seeks to meet its objective by investing, normally, at least 80% of its assets in securities of real estate and real estate-related companies.
AIM V.I. CORE STOCK FUND - SERIES I SHARES (FORMERLY KNOWN AS INVESCO VIF - CORE EQUITY FUND).
   The Fund seeks to provide a high total return through both growth and current income. It is actively managed. The Fund normally invests at least 80% of its net assets in common and preferred stocks.
AIM V.I. FINANCIAL SERVICES FUND - SERIES I SHARES (FORMERLY KNOWN AS INVESCO VIF--FINANCIAL SERVICES FUND).
   The Fund seeks capital growth. It is actively managed. The Fund normally invests at least 80% of its net assets in the equity securities and equity-related instruments of companies involved in the financial services sector.
AIM V.I. HEALTH SCIENCES FUND SERIES I SHARES (FORMERLY KNOWN AS INVESCO VIF--HEALTH SCIENCES FUND) (EFFECTIVE JULY 1, 2005 RENAMED AIM V.I. GLOBAL HEALTH CARE FUND - SERIES I SHARES.)
   The Fund seeks capital growth. It is actively managed. The Fund normally invests 80% of its assets in securities of health care industry companies.
AIM V.I. TECHNOLOGY FUND - SERIES I SHARES (FORMERLY KNOWN AS INVESCO VIF--TECHNOLOGY FUND).

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   The Fund seeks capital growth. The Fund normally invests at least 80% of its net assets in the equity securities and equity-related instruments of companies engaged in technology-related industries.
THE ALGER AMERICAN FUND
   The Alger American Fund is a mutual fund with multiple portfolios. The manager of the fund is Fred Alger Management, Inc. The following Investment Portfolios are available under the Contract:
ALGER AMERICAN GROWTH PORTFOLIO
   The Alger American Growth Portfolio seeks long-term capital appreciation. It focuses on growing companies that generally have broad product lines, markets, financial resources and depth of management. Under normal circumstances, the portfolio invests primarily in the equity securities of large companies.
ALGER AMERICAN LEVERAGED ALLCAP PORTFOLIO
   The Alger American Leveraged AllCap Portfolio seeks long-term capital appreciation.
ALGER AMERICAN MIDCAP GROWTH PORTFOLIO
   The Alger American MidCap Growth Portfolio seeks long-term capital appreciation. It focuses on midsize companies with promising growth potential. ALGER AMERICAN SMALL CAPITALIZATION PORTFOLIO
   The Alger American Small Capitalization Portfolio seeks long-term capital appreciation. It focuses on small, fast-growing companies that offer innovative products, services or technologies to a rapidly expanding marketplace.
AMERICAN CENTURY VARIABLE PORTFOLIOS, INC.
   American Century Variable Portfolios, Inc. is a registered open-end management investment company with multiple funds. The funds' investment adviser is American Century Investment Management, Inc. The following Investment Portfolios are available under the Contract:
AMERICAN CENTURY INVESTMENTS VP BALANCED FUND
   The American Century Investments VP Balanced Fund seeks long-term capital growth and current income by investing approximately 60% of its assets in equity securities and the remainder in bonds and other fixed-income securities. AMERICAN CENTURY INVESTMENTS VP INCOME & GROWTH FUND
   The VP Income & Growth Fund seeks capital growth by investing in common stocks. Income is a secondary objective.
AMERICAN CENTURY INVESTMENTS VP INFLATION PROTECTION FUND
   The American Century VP Inflation Protection Fund pursues long-term total return using a strategy that seeks to protect against U.S. inflation.
AMERICAN CENTURY INVESTMENTS VP INTERNATIONAL FUND
   The American Century VP International Fund seeks capital growth. The fund managers use a growth investment strategy developed by American Century to invest in stocks of companies that they believe will increase in value over time.
AMERICAN CENTURY INVESTMENTS VP VALUE FUND
   The American Century VP Value Fund seeks long-term capital growth. Income is a secondary objective.
THE DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC. (INITIAL SHARES)
   The Dreyfus Socially Responsible Growth Fund, Inc. is a mutual fund. The investment adviser for the fund is The Dreyfus Corporation.
   The Dreyfus Socially Responsible Growth Fund, Inc. seeks to provide capital growth, with current income as a secondary goal. To pursue these goals, the fund invests at least 80% of its assets in the common stock of companies that, in the opinion of the fund's management, meet traditional investment standards and conduct their business in a manner that contributes to the enhancement of the quality of life in America.
DREYFUS INVESTMENTS PORTFOLIOS (INSTITUTIONAL SHARES)
   The Dreyfus Investment Portfolios ("Dreyfus IP") is a mutual fund with multiple portfolios. The investment adviser to the fund is the Dreyfus Corporation. The following Investment Portfolios are available under the
Contract:
DREYFUS IP - SMALL CAP STOCK INDEX PORTFOLIO
   The portfolio seeks to match the performance of the Standard & Poor's (S&P) SmallCap 600 Index (R). To pursue this goal, the portfolio invests in a representative sample of stocks included in the S&P SmallCap 600 Index(R), and in futures whose performance is related to the index, rather than attempt to replicate the index.
DREYFUS STOCK INDEX FUND, INC. (INITIAL SHARES)
   The Dreyfus Stock Index Fund is a mutual fund. The investment adviser for the fund is The Dreyfus Corporation and Mellon Equity Associates.
   The Dreyfus Stock Index Fund seeks to match the total return of the Standard & Poor's 500 Composite Stock Price Index. To pursue this goal, the fund generally invests in all 500 stocks in the S&P 500 in proportion to their weighting in the index.
DREYFUS VARIABLE INVESTMENT FUND (INITIAL SHARES)
   The Dreyfus Variable Investment Fund ("Dreyfus VIF") is a mutual fund with multiple portfolios. The investment adviser for the fund is The Dreyfus Corporation. The following Investment Portfolios are available under the
Contract:
DREYFUS VIF--DISCIPLINED STOCK PORTFOLIO
   The Dreyfus VIF--Disciplined Stock Portfolio seeks investment returns (consisting of capital appreciation and income) that are greater than the total return performance of stocks represented by the Standard & Poor's 500 Composite Stock Price Index. To pursue this goal, the portfolio invests at least 80% of its assets in stocks.
DREYFUS VIF--INTERNATIONAL VALUE PORTFOLIO
   The Dreyfus VIF--International Value Portfolio seeks long-term capital growth. To pursue this goal, the portfolio invests at least 80% of its assets in stocks. The Portfolio ordinarily invests most of its assets in foreign issuers which Dreyfus considers to be "value" companies.

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FEDERATED INSURANCE SERIES
   Federated Insurance Series is a mutual fund with multiple portfolios. Federated Investment Management Company is the adviser to the Federated High Income Bond Fund II (Primary Shares) and the Federated Capital Income Fund II. Federated Global Investment Management Corp. is the adviser to the Federated International Equity Fund II. The following Investment Portfolios are available under the Contract:
FEDERATED CAPITAL INCOME FUND II
   The Federated Capital Income Fund II seeks high current income and moderate capital appreciation. The Fund pursues its investment objective by investing primarily in equity fixed income securities that have higher relative income potential.
FEDERATED HIGH INCOME BOND FUND II (PRIMARY SHARES)
   The Federated High Income Bond Fund II's (Primary Shares) seeks high current income by investing primarily in a professionally managed, diversified portfolio of high yield, lower rated corporate bonds (also known as "junk bonds"). FEDERATED INTERNATIONAL EQUITY FUND II
   The Federated International Equity Fund II seeks to obtain a total return on its assets. The Fund's total return will consist of two components: (1) changes in the market value of its portfolio securities (both realized and unrealized appreciation); and (2) income received from its portfolio securities.
JANUS ASPEN SERIES
   Janus Aspen Series is a mutual fund with multiple portfolios. Janus Capital Management LLC is the investment adviser to the fund. The following Investment Portfolios are available under your Contract:
JANUS ASPEN LARGE CAP GROWTH PORTFOLIO (SERVICE SHARES) (FORMERLY KNOWN AS JANUS ASPEN GROWTH PORTFOLIO)
   The Janus Aspen Large Cap Growth Portfolio seeks long-term growth of capital in am manner consistent with the preservation of capital. It has a non-fundamental policy to invest under normal circumstances, at least 80% of its net assets in large-sized companies. Large-sized companies are those whose market capitalization falls within the range of companies in the Russell 1000(R) Index, at the time of purchase.
JANUS ASPEN MID CAP GROWTH PORTFOLIO (SERVICE SHARES)
   The Janus Aspen Mid Cap Growth Portfolio seeks long-term growth of capital. It pursues its objective by investing, under normal circumstances, at least 80% of its net assets in equity securities of mid-sized companies whose market capitalization falls, at the time of initial purchase, in the 12-month average of the capitalization range of the Russell Midcap Growth Index.
JANUS ASPEN SERIES GROWTH & INCOME PORTFOLIO (SERVICE SHARES)
   The Janus Aspen Series Growth and Income Portfolio seeks long-term capital growth and current income. It pursues its objective by normally emphasizing investments in common stocks. It will normally invest up to 75% of its assets in equity securities selected primarily for their growth potential, and at least 25% of its assets in securities the portfolio manager believes have income potential.

JANUS ASPEN SERIES INTERNATIONAL GROWTH PORTFOLIO (SERVICE SHARES)
   The Janus Aspen Series International Growth Portfolio seeks long-term growth of capital. It invests, under normal circumstances, at least 80% of its net assets in securities of issuers from at least five different countries, excluding the United States. in fewer than five countries or even a single country.
JANUS ASPEN WORLDWIDE GROWTH PORTFOLIO (SERVICE SHARES)
   The Janus Aspen Worldwide Growth Portfolio seeks long-term growth in capital in a manner consistent with the preservation of capital. It pursues its objective by investing primarily in common stocks of companies of any size through the world.

LAZARD RETIREMENT SERIES, INC.
   Lazard Retirement Series, Inc. is a mutual fund with multiple portfolios. Lazard Asset Management LLC serves as the investment manager of the portfolios. Lazard Asset Management LLC ("Lazard" or "LAM") is a Delaware limited liability company. It is a subsidiary of Lazard Freres & Co. LLC, (LF&Co), a New York limited liability company with one member, Lazard LLC, a Delaware limited liability company. LF&Co. established Lazard Asset Management as its investment management division and registered with the Securities and Exchange Commission as an investment advisor on May 1, 1970. The following Investment Portfolios are available under the Contract:
LAZARD RETIREMENT EMERGING MARKETS PORTFOLIO
   The Portfolio seeks long-term capital appreciation. The Portfolio invests primarily in equity securities, principally common stocks, of non-U.S. companies whose principal activities are located in emerging market countries and that the Investment Manager believes are undervalued based on their earnings, cash flow or asset values. Emerging market countries include all countries represented by the Morgan Stanley Capital International (MSCI) Emerging Market (EM) Index, which currently includes: Argentina, Brazil, Chile, China, Colombia, Czech Republic, Egypt, Hungary, India, Indonesia, Israel, Jordan, Malaysia, Mexico, Morocco, Pakistan, Peru, Philippines, Poland, Russia, South Africa, South Korea, Taiwan, Thailand, Turkey and Venezuela. Under normal circumstances, the Portfolio invests at least 80% of its assets in equity securities of companies whose principal business activities are located in emerging market countries. The allocation of the Portfolio's assets among emerging market countries may shift from time to time based on the Investment Manager's judgment and its analysis of market conditions. However, the Portfolio is likely to focus on companies in Latin America, the Pacific Basin and Eastern Europe.
LAZARD RETIREMENT EQUITY PORTFOLIO
   The Portfolio seeks long-term capital appreciation. The Portfolio invests primarily in equity securities, principally common stocks, of relatively large U.S. companies with market capitalizations in the range of companies included in the S&P 500(R) Index that the Investment Manager believes are undervalued based on their earnings, cash flow or asset values. Under normal circumstances, the Portfolio invests at least 80% of its assets in equity securities. The Portfolio also may invest up to 15% of its total assets in non-U.S. equity securities that trade in U.S. markets.

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LAZARD RETIREMENT INTERNATIONAL EQUITY PORTFOLIO
   The Portfolio seeks long-term capital appreciation. The Portfolio invests primarily in equity securities, principally common stock, of relatively large non-U.S. companies with market capitalizations in the range of companies included the Morgan Stanley Capital International (MSCI(R)) Europe, Australia and Far East (EAFE(R)) Index that the Investment Manager believes are undervalued based on their earnings, cash flow or asset values. IN choosing stocks for the Portfolio, the Investment Manager looks for established companies in economically developed countries. The allocation of the Portfolio's assets among geographic sectors may shift from time to time based on the Investment Manager's judgment. Under normal circumstances, the Portfolio invests at least 80% of its assets in equity securities.
LAZARD RETIREMENT SMALL CAP PORTFOLIO
   The Portfolio seeks long-term capital appreciation. The Portfolio invests primarily in equity securities, principally common stocks, of relatively small U.S. companies that the Investment Manager believes are undervalued based on their earnings, cash flow or asset values. The Investment Manager considers "small cap companies" to be those companies that at the time of initial purchase by the Portfolio, have market capitalizations within the range of companies included in the Russell 2000(R) Index (up to $2.75 billion as of March 31, 2004). Because small cap companies are defined by reference to an index, the market capitalizations of companies in which the Portfolio may invest may vary with market conditions. Under normal circumstances, the Portfolio invests at least 80% of its assets in equity securities of small cap companies. These securities generally have, in the Investment Manager's opinion, one or more of the following characteristics:
   o  The potential to become a larger factor in the company's business sector
   o  Significant debt but high levels of free cash flow
   o A relatively short corporate history with the expectation that the business may grow
 The Portfolio may invest up to 20% of its assets in equity securities of larger U.S. companies.
LORD ABBETT SERIES FUND, INC.
   Lord Abbett Series Fund, Inc. is a mutual fund with multiple portfolios. The fund's investment adviser is Lord, Abbett & Co. LLC ("Lord Abbett"), a Delaware limited liability company, which is registered as an investment adviser with the SEC. The following Investment Portfolios are available under the Contract:
LORD ABBETT SERIES FUND, INC.--AMERICA'S VALUE PORTFOLIO
   The Fund's investment objective is to seek current income and capital appreciation. To pursue this goal, the Fund normally invests in equity securities of companies with market capitalizations greater than $500 million at the time of purchase and fixed income securities of various types. This market capitalization threshold may vary in response to changes in the markets. The Fund generally uses a value approach to identify particular investments for the Fund. The mix of the Fund's investments at any time will depend on our judgments regarding the degree to which we believe specific securities are undervalued (that is, with the highest projected total return/yield potential) and is subject to change. Under normal circumstances, the Fund invests at least 65% of its net assets in equity securities and may invest its remaining assets in equity or fixed income securities. The Fund invests under normal circumstances at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in equity and fixed income securities issued by companies organized in or maintaining their principal place of business in the United States, or whose securities are traded primarily in the United States. The Fund will provide shareholders with at least 60 days' notice of any change in this policy. The Fund may invest up to 20% of its net assets in foreign securities that are primarily traded outside the United States.
LORD ABBETT SERIES FUND, INC.--GROWTH AND INCOME PORTFOLIO
   Seeks long-term growth of capital and income without excessive fluctuations in market value. To pursue this goal, the Portfolio primarily purchases equity securities of LARGE, SEASONED, U.S. and MULTINATIONAL COMPANIES that we believe are undervalued. Under normal circumstances, the Fund will invest at least 80% of its net assets in equity securities of large companies. A large company is defined as a company having a market capitalization at the time of purchase that falls within the market capitalization range of companies in the Russell 1000 Index, a widely used benchmark for large-cap stock performance. As of January 31, 2005, the market capitalization range of the Russell 1000 Index was $471 million to $382 billion. This range varies daily. Equity securities in which the Portfolio may invest may include common stocks, preferred stocks, convertible securities, warrants, and similar instruments. Common stocks, the most familiar type of equity security, represent an ownership interest in a company.
NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST
   Neuberger Berman Advisers Management Trust is a mutual fund with multiple portfolios. The fund is managed by Neuberger Berman Management, Inc. The following Investment Portfolios are available under the Contract:
NEUBERGER BERMAN AMT FASCIANO PORTFOLIO (CLASS S)
   The fund seeks long-term capital growth. The portfolio manager also may consider a company's potential for current income prior to selecting it for the fund. To pursue this goal, the fund invests mainly in common stocks of small-capitalization companies, which it defines as those with a total market value of no more than $1.5 billion at the time the fund first invests in them.

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NEUBERGER BERMAN AMT HIGH INCOME BOND FUND
   The fund's investment objective is to seek high total returns consistent with capital preservation. To pursue this goal, the fund normally invests primarily in a diversified portfolio of intermediateterm, high-yield corporate bonds of U.
S. issuers (including those sometimes known as "junk bonds") with maturities of 10 years or less rated at the time of investment "Baa1" to "B3" by Moody's Investors Service, Inc. ("Moodys"), or "BBB+" to "B-" by Standard & Poor's ("S&P"), or unrated bonds deemed by Neuberger Berman Management Inc. to be of comparable quality.
NEUBERGER BERMAN AMT LIMITED MATURITY BOND PORTFOLIO
   The Limited Maturity Bond Portfolio seeks the highest available current income consistent with liquidity and low risk to principal; total return is a secondary goal.
NEUBERGER BERMAN AMT MIDCAP GROWTH PORTFOLIO
   The Neuberger Berman AMT Midcap Growth Portfolio seeks growth of capital. To pursue this goal, the portfolio invests mainly in common stocks of mid-capitalization companies.
NEUBERGER BERMAN AMT PARTNERS PORTFOLIO
   The Neuberger Berman AMT Partners Portfolio seeks growth of capital. The managers look for well-managed companies whose stock prices are believed to be undervalued.
NEUBERGER BERMAN AMT REGENCY PORTFOLIO
   The fund seeks growth of capital. To pursue this goal, the fund invests mainly in common stocks of mid-capitalization companies.
NEUBERGER BERMAN AMT SOCIALLY RESPONSIVE PORTFOLIO
   Seeks long-term growth of capital. Invests in companies that meet the fund's financial criteria and social policy--mainly in mid- to large-cap companies. PIMCO VARIABLE INSURANCE TRUST
   The PIMCO Variable Insurance Trust is a mutual fund with multiple portfolios. Pacific Investment Management Company LLC ("PIMCO") serves as investment adviser and the administrator for the Portfolios. The following Investment Portfolios are available under the Contract:
PIMCO VIT MONEY MARKET PORTFOLIO
   Seeks maximum current income, consistent with preservation of capital and daily liquidity. Invests at least 95% of assets in a diversified portfolio of money market securities that are in the highest rating category for short-term obligations.
PIMCO VIT REAL RETURN PORTFOLIO
   The Portfolio seeks maximum real return, consistent with preservation of real capital and prudent investment management. The Portfolio seeks its investment objective by investing under normal circumstances at least 80% of its net assets in inflation-indexed bonds of varying maturities issued by the U.S. and non-U.S. governments, their agencies or government-sponsored enterprises and corporations.
PIMCO VIT SHORT TERM PORTFOLIO
   Seeks maximum current income, consistent with preservation of capital and daily liquidity. Invests in money market instruments and short maturity fixed income securities. The average portfolio duration will normally not exceed one year, but will vary based on PIMPCO'S forecast for interest rates.
PIMCO VIT TOTAL RETURN PORTFOLIO
   The Portfolio seeks maximum total return, consistent with preservation of capital and prudent investment management. The Portfolio seeks to achieve its investment objective by investing under normal circumstances at least 65% of its total assets in a diversified portfolio of Fixed Income Instruments of varying maturities.
PIONEER VARIABLE CONTRACTS TRUST (CLASS II SHARES)
   Pioneer Variable Contracts Trust is an open-ended management investment company consisting of distinct investment portfolios. Pioneer Investment Management, Inc. (Pioneer) is the investment adviser to each portfolio.
PIONEER EQUITY INCOME VCT PORTFOLIO
   The Pioneer Equity Income VCT Portfolio seeks current income and long-term growth of capital from a portfolio consisting primarily of income producing equity securities of U.S. corporations.
PIONEER EUROPE VCT PORTFOLIO
   The Pioneer Europe VCT Portfolio seeks long-term growth of capital. The portfolio invests primarily in equity securities of European issuers.
PIONEER FUND VCT PORTFOLIO
   The Pioneer Fund VCT Portfolio seeks reasonable income and capital growth. The Portfolio invests the major portion of its assets in equity securities, primarily of U.S. issuers.
PIONEER CORE BOND VCT PORTFOLIO (AVAILABLE JUNE 24, 2005)
   The Pioneer Core Bond VCT Portfolio seeks to provide current income from an investment grade portfolio with due regard to preservation of capital and prudent investment risk. The portfolio invests at least 80% of its assets in debt securities and cash and cash equivalents, certificates of deposit, repurchase agreements maturing in one week of less and bankers' acceptances. (Subject to change, but based on retail)
PIONEER HIGH YIELD VCT PORTFOLIO
   The Pioneer High Yield VCT Portfolio seeks maximum total return through a combination of income and capital appreciation. The portfolio invests at least 80% of assets in below investment grade (high yield) debt securities and preferred stocks.
PIONEER MONEY MARKET VCT PORTFOLIO (CLASS II SHARES ONLY)
   The Pioneer Money Market VCT Portfolio seeks current income consistent with the preservation of capital and providing liquidity
   PIONEER MID CAP VALUE VCT PORTFOLIO
   The Pioneer Mid Cap Value VCT Portfolio seeks capital appreciation by investing in a diversified portfolio of securities consisting primarily of common stocks. Normally, the portfolio invests at least 80% of its total assets in equity securities of mid-size companies, that is, companies with market values within the range of market values of companies included in the Russell Mid-Cap Value Index.

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THE POTOMAC INSURANCE TRUST
   The Potomac Insurance Trust is managed by Rafferty Asset Management, LLC, which provides investment services to the Fund. Rafferty is located at 33 Whitehall St. 10th Floor, New York, NY 10004. As of the date of this prospectus the Potomac Dynamic VP HY Bond Fund permits active trading. This may change at any time without notice. For more information, see the prospectus. The following Investment Portfolio is available under the Contract:
POTOMAC DYNAMIC VP HY BOND FUND
   Potomac Dynamic HY Bond Fund is an open-end fund. The Fund's objective is to maximize total return. The fund invests at least 80% of the fund's net assets (plus any borrowing for investment purposes) in high yield debt instruments, commonly referred to as "junk bonds", or derivatives of such instruments. The fund is designed to provide liquidity for active asset alocators.
ROYCE CAPITAL FUND
   Royce Capital Fund is a mutual fund with multiple portfolios. Royce & Associates, LLC is the Funds' investment adviser and is responsible for the management of the Funds' assets. The following Investment Portfolios are available under the Contract:
ROYCE CAPITAL FUND--MICRO-CAP PORTFOLIO
   Royce Capital Fund--Micro-Cap Portfolio's investment goal is long-term growth of capital. Royce invests the Fund's assets primarily in a broadly diversified portfolio of equity securities issued by micro-cap companies.
ROYCE CAPITAL FUND--SMALL-CAP PORTFOLIO
   Royce Capital Fund--Small-Cap Portfolio's primary investment goal is long-term growth of capital. Current income is a secondary goal.
RYDEX VARIABLE TRUST
   Rydex Variable Trust is a mutual fund with multiple portfolios which are managed by Rydex Investments. As of the date of this prospectus, all of the Investment Portfolios permit active trading (other than the Rydex Sector Rotation Fund, CLS AdvisorOne Amerigo Fund, and CLS AdvisorOne Clermont Fund which do not permit active trading.)This list may change at any time without notice. For more information, see the prospectus for these Investment Portfolios. The following Investment Portfolios are available under the
Contract:
RYDEX ARKTOS FUND
   The Arktos Fund seeks to provide investment results that will match the performance of a specific benchmark. The Fund's current benchmark is the inverse of the performance of the Nasdaq 100 Index(R) (the "underlying index"). Unlike a traditional index fund, the Arktos Fund's benchmark is to perform exactly opposite the underlying index.
RYDEX BANKING FUND
   The Banking Fund seeks to provide capital appreciation by investing in companies that are involved in the banking sector, including commercial banks (and their holding companies) and savings and loan institutions ("Banking Companies").
RYDEX BASIC MATERIALS
   The Basic Materials Fund seeks capital appreciation by investing in companies engaged in the mining, manufacture, or sale of basic materials, such as lumber, steel, iron, aluminum, concrete, chemicals and other basic building and manufacturing materials.
RYDEX BIOTECHNOLOGY FUND
   The Biotechnology Fund seeks capital appreciation by investing in companies that are involved in the biotechnology industry, including companies involved in research and development, genetic or other biological engineering, and in the design, manufacture, or sale of related biotechnology products or services. RYDEX CONSUMER PRODUCTS
   The Consumer Products Fund seeks capital appreciation by investing in companies engaged in manufacturing finished goods and services both domestically and internationally.
RYDEX ELECTRONICS FUND
   The Electronics Fund seeks capital appreciation by investing in companies that are involved in the electronics sector, including semiconductor manufacturers and distributors, and makers and vendors of other electronic components and devices.
RYDEX ENERGY FUND
   The Energy Fund seeks capital appreciation by investing in companies involved in the energy field, including the exploration, production, and development of oil, gas, coal and alternative sources of energy.
RYDEX ENERGY SERVICES FUND
   The Energy Services Fund seeks capital appreciation by investing in companies that are involved in the energy services field, including those that provide services and equipment in the areas of oil, coal, and gas exploration and production.
RYDEX FINANCIAL SERVICES FUND
   The Financial Services Fund seeks capital appreciation by investing in companies that are involved in the financial services sector.
RYDEX HEALTH CARE FUND
   The Health Care Fund seeks capital appreciation by investing in companies that are involved in the health care industry.
RYDEX INTERNET FUND
   The Internet Fund seeks capital appreciation by investing in companies that provide products or services designed for or related to the Internet.
RYDEX INVERSE DYNAMIC DOW 30 FUND
   The Inverse Dynamic Dow 30 Fund seeks to provide investment results that will match the performance of a specific benchmark on a daily basis. The Fund's current benchmark is 200% of the inverse (opposite) performance of the Dow Jones Industrial Average.
RYDEX INVERSE MID-CAP FUND
   The Inverse Mid-Cap Fund seeks to provide investment results that will match the performance of a specific benchmark. The Fund's current benchmark is the inverse of the performance of the S&P MidCap 400 Index (the "underlying index"). Unlike a traditional index fund, the Fund's objective is to perform exactly the opposite of the underlying index.

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RYDEX INVERSE SMALL-CAP FUND
   The Inverse Small-Cap Fund seeks to provide investment results that will match the performance of a specific benchmark. The Fund's current benchmark is inverse of the performance of the Russell 2000 Index(R) (the "underlying index"). Unlike a traditional index fund, the Fund's objective is to perform exactly the opposite of the underlying index.
RYDEX JUNO FUND
   The Juno Fund seeks to provide total returns that will inversely correlate to the price movements of a benchmark for U.S. Treasury debt instruments or futures contract on a specified debt instrument. The Fund's current benchmark is the inverse of the Long Treasury Bond.
RYDEX LARGE CAP EUROPE FUND
   The Large-Cap Europe Fund seeks to provide investment results that correlate to a daily price movement of a specific benchmark. The Fund's current benchmark is the Dow Jones STOXX 50 Index(SM). The Fund's investment advisor will attempt to consistently apply leverage to increase the Fund's exposure to 125% of its benchmark.
RYDEX LARGE CAP JAPAN FUND
   The Large-Cap Japan Fund seeks to provide investment results that correlate to a daily price movement of a specific benchmark. The Fund's current benchmark is the Topix 100 Index. The Fund's investment advisor will attempt to consistently apply leverage to increase the Fund's exposure to 125% of its benchmark.
RYDEX LARGE CAP GROWTH FUND
   The Large-Cap Growth Fund seeks to provide investment results that match the performance of a benchmark for large cap growth securities. The Fund's current benchmark is the S&P 500/Barra Growth Index.
RYDEX LARGE CAP VALUE FUND
   The Large-Cap Value Fund seeks to provide investment results that match the performance of a benchmark for large cap value securities. The Fund's current benchmark is the S&P 500/Barra Value Index.
RYDEX LEISURE FUND
   The Leisure Fund seeks capital appreciation by investing in companies engaged in leisure and entertainment businesses.
RYDEX LONG DYNAMIC DOW 30 FUND
   The Long Dynamic Dow 30 Fund seeks to provide investment results that will match the performance of a specific benchmark on a daily basis. The Fund's current benchmark is 200% of the performance of the Dow Jones Industrial Average.
RYDEX MEDIUS FUND
   The Medius Fund seeks to provide investment results that correlate to the performance of a specific benchmark for mid-cap securities. The Fund's current benchmark is the S&P MidCap 400(R) Index. The Fund's investment advisor will attempt to consistently apply leverage to increase the Fund's exposure to 150% of its benchmark.
RYDEX MEKROS FUND
   The Mekros Fund seeks to provide investment results that correlate to the performance of a specific benchmark for small-cap securities. The Fund's current benchmark is the Russell 2000 Index(R). The Fund's investment advisor will attempt to consistently apply leverage to increase the Fund's exposure to 150% of its benchmark.
RYDEX MID-CAP GROWTH FUND
   The Mid-Cap Growth Fund seeks to provide investment results that match the performance of a benchmark for mid cap growth securities. The Fund's current benchmark is the S&P MidCap 400/Barra Growth Index.
RYDEX MID-CAP VALUE FUND
   The Mid-Cap Value Fund seeks to provide investment results that match the performance of a benchmark for mid cap value securities. The Fund's current benchmark is the S&P MidCap 400/Barra Value Index (the "underlying index"). RYDEX NOVA FUND
   The Nova Fund seeks to provide investment results that match the performance of a specific benchmark on a daily basis. The Fund's current benchmark is 150% of the performance of the S&P 500(R) Index (the "underlying index").
RYDEX OTC FUND
   The OTC Fund seeks to provide investment results that correspond to a benchmark for over-the-counter securities. The Fund's current benchmark is the Nasdaq 100 Index(R) (the "underlying index").
RYDEX PRECIOUS METALS FUND
   The Precious Metals Fund seeks to provide capital appreciation by investing in U.S. and foreign companies that are involved in the precious metals sector, including exploration, mining, production and development, and other precious metals-related services.
RYDEX REAL ESTATE FUND
   The Real Estate Fund seeks to provide capital appreciation by investing in companies that are involved in the real estate industry including real estate investment trusts.
RYDEX RETAILING FUND
   The Retailing Fund seeks capital appreciation by investing in companies engaged in merchandising finished goods and services, including department stores, restaurant franchises, mail order operations and other companies involved in selling products to consumers.
   RYDEX SECTOR ROTATION FUND
   The Sector Rotation Fund seeks long term capital appreciation. The Fund seeks to respond to the dynamically changing economy by moving its investments among different sectors or industries.
RYDEX SMALL-CAP GROWTH FUND
   The Small-Cap Growth Fund seeks to provide investment results that match the performance of a benchmark for small cap growth securities. The Fund's current benchmark is the S&P SmallCap 600/Barra Growth Index.
RYDEX SMALL-CAP VALUE FUND
   The Small-Cap Value Fund seeks to provide investment results that match the performance of a benchmark for small cap value securities. The Fund's current benchmark is the S&P SmallCap 600/Barra Value Index.

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RYDEX TECHNOLOGY FUND
   The Technology Fund seeks capital appreciation by investing in companies that are involved in the technology sector, including computer software and service companies, semiconductor manufacturers, networking and telecommunications equipment manufacturers, PC hardware and peripherals companies.
RYDEX TELECOMMUNICATIONS FUND
   The Telecommunications Fund seeks capital appreciation by investing in companies engaged in the development, manufacture, or sale of communications services or communications equipment.
RYDEX TITAN 500 FUND
   The Titan 500 Fund seeks to provide investment results that will match the performance of a specific benchmark on a daily basis. The Fund's current benchmark is 200% of the performance of the S&P 500(R) Index.
RYDEX TRANSPORTATION FUND
   The Transportation Fund seeks capital appreciation by investing in companies engaged in providing transportation services or companies engaged in the design, manufacture, distribution, or sale of transportation equipment.
RYDEX URSA FUND
   The Ursa Fund seeks to provide investment results that will inversely correlate to the performance of the S&P 500(R) Index. Unlike a traditional index fund, the Ursa Fund's benchmark is to perform exactly opposite the underlying index.
RYDEX U.S. GOVERNMENT BOND FUND
   The U.S. Government Bond Fund seeks to provide investment results that correspond to a benchmark for U.S. Government securities. The Fund's current benchmark is 120% of the price movement of the Long Treasury Bond.
RYDEX U.S. GOVERNMENT MONEY MARKET FUND
   The U.S. Government Money Market Fund seeks to provide security of principal, high current income, and liquidity. The U.S. Government Money Market Fund invests primarily in money market instruments issued or guaranteed as to principal and interest by the U.S. Government, its agencies or instrumentalities, and enters into repurchase agreements fully collateralized by U.S. Government securities.
RYDEX UTILITIES FUND
   The Utilities Fund seeks capital appreciation by investing in companies that operate public utilities.
RYDEX VELOCITY 100 FUND
   The Velocity 100 Fund seeks to provide investment results that will match the performance of specific benchmark on a daily basis. The Fund's current benchmark is 200% of the performance of the Nasdaq 100 Index(R).
CLS ADVISORONE AMERIGO FUND
   The Fund seeks capital appreciation and long-term growth of capital without regard to current income. The Fund invests in Underlying Funds that seek capital growth or appreciation by investing in common stock or securities convertible into or exchangeable for common stock (such as convertible preferred stock, convertible debentures or warrants), including the stock of foreign issuers, or in individual securities that may provide capital growth or appreciation.
CLS ADVISORONE CLERMONT FUND
   The objective of the Clermont Fund is a combination of current income and growth of capital. The Fund's principal investment strategies include: Investing in Underlying Funds that seek capital growth or appreciation by investing in common stock or securities convertible into or exchangeable for common stock (such as convertible preferred stock, convertible debentures or warrants), including the stock of foreign issuers, or in individual securities that may provide capital growth or appreciation. Investing at least 20% of its total assets in Underlying Funds that invest in long, medium, or short-term bonds and other fixed income securities of varying qualities in order to maximize the Fund's total return, or in individual securities that may provide current income. Some of the Underlying Funds in which the Fund invests may invest part or all of their assets in securities of foreign issuers or engage in foreign currency transactions with respect to these investments. The Fund may also invest in individual securities of foreign issuers and engage in foreign currency transactions. The Fund may invest up to 80% of its total assets in Underlying Funds that invest in futures contracts and options on futures contracts, or invest directly in futures contracts and options on futures contracts.
SALOMON BROTHERS ASSET MANAGEMENT INC
   Salomon Brothers is located at 399 Park Avenue, New York, New York, and is a subsidiary of Citigroup Inc. Salomon Brothers, together with its affiliates in London, Frankfurt, Tokyo and Hong Kong, provides a broad range of fixed income and equity investment services to individuals and institutional clients throughout the world. As of December 31, 2004, Salomon Brothers had approximately $79.9B in assets under management.
GREENWICH STREET SERIES VARIABLE AGGRESSIVE GROWTH FUND (CLASS I)
   The fund seeks capital appreciation. It invests primarily in common stocks of companies that the manager believes are experiencing, or will experience, growth in earnings and/or cash flow that exceeds the average rate of earnings growth of the companies that comprise the S&P 500 Index. The fund may invest in the securities of large, well-known companies that offer prospects of long-term earnings growth. However, a significant portion of the fund's assets may be invested in the securities of small to medium-sized companies because such companies often achieve higher earnings growth rates.
SALOMON BROTHERS VARIABLE ALL CAP FUND (CLASS I)
   The fund seeks capital appreciation through investment in securities which the manager believes have above-average capital appreciation potential. This objective may be changed without shareholder approval. The fund invests primarily in common stocks and common stock equivalents, such as preferred stocks and securities convertible into common stocks, of companies the manager believes are undervalued in the marketplace. While the manager selects investments primarily for their capital appreciation potential, secondary consideration is given to a company's dividend record and the potential for an improved dividend return. The fund generally

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invests in securities of large well-known companies but may also invest a significant portion of its assets in securities of small to medium-sized companies when the manager believes smaller companies offer more attractive value opportunities. The fund may also invest in non-dividend paying stocks. SALOMON BROTHERS VARIABLE HIGH YIELD BOND FUND (CLASS I)
   The fund seeks to maximize total return, consistent with the preservation of capital. This objective may be changed without shareholder approval. The fund invests primarily in high yield fixed income securities issued by U.S. and foreign corporations and foreign governments and their agencies and instrumentalities. The fund invests, under normal circumstances, at least 80% of its assets in high yield bonds and related investments. The fund will limit its investments in emerging market governmental issuers to 35% of its assets. Credit Quality: the fund invests primarily in fixed income securities rated below investment grade by a recognized rating agency or, if unrated, of equivalent quality as determined by the manager. Below investment grade securities are commonly referred to as "junk bonds." Maturity: the fund normally maintains an average portfolio maturity of between 6 and 12 years. However, the fund may invest in individual securities of any maturity.
SB GOVERNMENT PORTFOLIO (SALOMON CLASS B SHARES)
   The fund seeks high current return consistent with reservation of capital. Under normal market conditions, the fund invests at least 80% of its net assets in debt securities issued or guaranteed by the U.S. government, its agencies or instrumentalities and related investments. These securities include U.S. Treasury securities, and mortgage-related and asset-backed securities. Some government mortgage-related securities are backed by the full faith and credit of the U.S.
   Treasury, some are supported by the right of the issuer to borrow from the U.S. government and some are backed only by the credit of the issuer itself. The fund also may purchase or sell options on U.S. government securities and enter into interest rate futures contracts and options on these contracts.
SALOMON BROTHERS VARIABLE LARGE CAP GROWTH FUND (CLASS I)
   The fund seeks long-term growth of capital. This objective may be changed without shareholder approval. The fund invests, under normal circumstances, at least 80% of its assets in equity securities of companies with large market capitalizations and related investments. Large capitalization companies are those with total market capitalizations of $5 billion or more at the time of investment. Equity securities include U.S. exchange traded and over-the-counter common stocks, debt securities convertible into equity securities, and warrants and rights relating to equity securities.
SALOMON BROTHERS VARIABLE STRATEGIC FUND (CLASS I)
   The fund seeks to maximize total return, consistent with the preservation of capital. This objective may be changed without shareholder approval. Invests primarily in a globally diverse portfolio of fixed income securities. The fund invests, under normal circumstances, at least 80% of its assets in fixed income securities and related investments. The manager has broad discretion to allocate the fund's assets among the following segments of the international market for fixed income securities:
      o  U.S. government obligations
      o  Mortgage and asset-backed
      o Investment and non-investment securities grade U.S. and foreign corporate
      o Investment and non-investment debt grade sovereign debt, including issuers in emerging markets
SALOMON BROTHERS VARIABLE TOTAL RETURN FUND (CLASS I)
   The fund seeks to obtain above-average income (compared to a portfolio entirely invested in equity securities). The fund's secondary objective is to take advantage of opportunities to achieve growth of capital and income. These objectives may be changed without shareholder approval.

SELIGMAN PORTFOLIOS, INC.
   Seligman Portfolios, Inc. is a mutual fund with multiple portfolios which are managed by J. & W. Seligman & Co. Incorporated. The following Investment Portfolios are available under the Contract:
SELIGMAN COMMUNICATIONS AND INFORMATION PORTFOLIO
   The Seligman Communications and Information Portfolio seeks capital gain. The Portfolio invests at least 80% of its net assets in securities of companies operating in the communications, information and related industries.
SELIGMAN GLOBAL TECHNOLOGY PORTFOLIO
   The Seligman Global Technology Portfolio seeks long-term capital appreciation. The Portfolio generally invests at least 80% of its net assets in equity securities of U.S. and non-U.S. companies with business operations in technology and technology-related industries.
WELLS FARGO ADVANTAGE FUNDS
   The Wells Fargo Advantage Funds is managed by Wells Fargo Management, LLC and is sub advised by Wells Capital Management, Inc. fund. We invest in equity securities of medium-capitalization companies that we believe are under-priced, yet have attractive growth prospects. The following Investment Portfolio is available under the Contract:
WELLS FARGO ADVANTAGE OPPORTUNITY FUND (FORMERLY STRONG OPPORTUNITY FUND II)
   The Wells Fargo Advantage Opportunity Fund seeks long-term capital appreciation. The Fund invests in equity securities of medium-capitalization companies that we believe are under-priced yet, have attractive growth prospects. We base the analysis on a comparison between the company's public value, based on market quotations, with its "private market value"--the price an investor would be willing to pay for the entire company given its management strength, financial health and growth potential. We determine a company's private market value based on a fundamental analysis of a company's cash flows, asset valuations, competitive situation, and franchise value.

--------------------------------------------------------------------------------
WELLS FARGO ADVANTAGE DISCOVERY FUND
   The Wells Fargo Advantage Discovery Fund seeks long-term capital appreciation. We invest principally in securities of small- and medium-capitalization companies, which are defined as those with market capitalizations equal to or lower than the company with the largest capitalization in the Russell Midcap(R) Index (which had a range of $631 million to $33.8 billion as of December 31, 2004, and is expected to change frequently), at the time of investment. We may invest up to 25% of the Fund's assets in foreign securities through ADRs and similar investments.
THIRD AVENUE VARIABLE SERIES TRUST
   The Third Avenue Variable Series Trust is a mutual fund with multiple portfolios. Third Avenue Management LLC, is the investment adviser for the Portfolio and is responsible for the management of the Portfolio's investments. The following Investment Portfolio is available under the Contract:
THIRD AVENUE VALUE PORTFOLIO
   The Third Avenue Value Portfolio seeks long-term capital appreciation. The Portfolio seeks to achieve its objective mainly by acquiring common stocks of well-financed companies (meaning companies without significant debt in comparison to their cash resources) at a substantial discount to what the adviser believes is their intrinsic value. The Portfolio also seeks to acquire senior securities, such as preferred stocks and debt instruments (including high yield securities) that the adviser believes are undervalued.
VAN ECK WORLDWIDE INSURANCE TRUST
   Van Eck Worldwide Insurance Trust is a mutual fund with multiple portfolios. Van Eck Associates Corporation serves as investment adviser to the funds. The following Investment Portfolios are available under the Contract:
VAN ECK WORLDWIDE ABSOLUTE RETURN FUND
   The Fund seeks to achieve consistent absolute (positive) returns in various market cycles. The Fund's objective is fundamental and may only be changed with the approval of shareholders.
VAN ECK WORLDWIDE BOND FUND
   The Van Eck Worldwide Bond Fund seeks high total return--income plus capital--appreciation--by investing globally, primarily in a variety of debt securities.
VAN ECK WORLDWIDE EMERGING MARKETS FUND
   The Van Eck Worldwide Emerging Markets Fund seeks long-term capital appreciation by investing primarily in equity securities in emerging markets around the world.
VAN ECK WORLDWIDE HARD ASSETS FUND
   The Van Eck Worldwide Hard Assets Fund seeks long-term capital appreciation by investing primarily in hard asset securities. Income is a secondary consideration.
VAN ECK WORLDWIDE REAL ESTATE FUND
   The Van Eck Worldwide Real Estate Fund seeks to maximize return by investing in equity securities of domestic and foreign companies that own significant real estate assets or that principally are engaged in the real estate industry.

                                                                              35
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TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

General Information
     General Information Regarding Jefferson National Life Insurance Company Jefferson National Life Annuity Account G
Certain Federal Income Tax Consequences
Published Ratings
Administration
Annuity Provisions
Distribution
Financial Statements

--------------------------------------------------------------------------------
                             (cut along dotted line)

If you would like a free copy of the Statement of Additional Information (Form # JNL-PLUS-SAI-H-0505) dated May 1, 2005 for this Prospectus, please complete this form, detach, and mail to:

                    Jefferson National Life Insurance Company
                              Administrative Office
                                 P.O. Box 36840
                           Louisville, Kentucky 40233

Please send me a free copy of the Statement of Additional Information for the Jefferson National Life Insurance Annuity Account H fixed and variable annuity at the following address:

Name:___________________________________________________________________________

Mailing Address:________________________________________________________________
________________________________________________________________________________



                                   Sincerely,

________________________________________________________________________________
                                   (Signature)
--------------------------------------------------------------------------------




                    Jefferson National Life Insurance Company
                                 P.O. Box 36840
                           Louisville, Kentucky 40233











(C) 2005, Jefferson National Life Insurance Company       JNL-MNTADV-PROS-G-0505

                       STATEMENT OF ADDITIONAL INFORMATION

                           INDIVIDUAL VARIABLE ANNUITY

                                    ISSUED BY

                    JEFFERSON NATIONAL LIFE INSURANCE COMPANY

                                       AND

                    JEFFERSON NATIONAL LIFE ANNUITY ACCOUNT G

        ADMINISTRATIVE OFFICE: P.O. BOX 36840, LOUISVILLE, KENTUCKY 40233
                        PHONE: (866) 667-0561 (TOLL FREE)

                                   MAY 1, 2005

This Statement of Additional Information is not a prospectus and should be read in conjunction with the current prospectus for Jefferson National Life Annuity Account G (the "Separate Account"), dated May 1, 2005. You may obtain a copy of the current prospectus on our Website or by writing to us at our Administrative
Office: P.O. Box 36840, Louisville, Kentucky 40233, telephone: (866) 667-0561.

                           TABLE OF CONTENTS [UPDATE]

                                                                          PAGE
GENERAL INFORMATION                                                         1
General Information Regarding Jefferson
  National Life Insurance Company                                           1
Jefferson National Life Annuity Account G                                   1



CERTAIN FEDERAL INCOME TAX CONSEQUENCES                                     3

PUBLISHED RATINGS                                                           6

ADMINSTRATION                                                               6

ANNUITY PROVISIONS                                                          6

DISTRIBUTION                                                                7


FINANCIAL STATEMENTS                                                        8

                               GENERAL INFORMATION

GENERAL INFORMATION REGARDING JEFFERSON NATIONAL LIFE INSURANCE COMPANY:

Jefferson National Life Insurance Company ("Jefferson National", "Company", "we", "our" or "us") is an indirect wholly-owned subsidiary of Inviva, Inc., a Delaware company. We are organized as a Texas stock life insurance company, and are subject to Texas law governing insurance companies. We are licensed to sell insurance products in forty-nine of the fifty states of the United States (all states except New York), and the District of Columbia. Jefferson National's executive offices are at 435 Hudson Street, 2nd Floor, New York, NY 10014. Our principal business office is 9920 Corporate Campus Drive, Suite 1000, Louisville, KY 40223.

Prior to May 1, 2003, Jefferson National was known as Conseco Variable Insurance Company ("CVIC"). On October 23, 2002 CVIC was purchased by Inviva, Inc. from Conseco Life Insurance Company of Texas. Prior to October 7, 1998, CVIC was known as Great American Reserve Insurance Company.

JEFFERSON NATIONAL LIFE ANNUITY ACCOUNT G:

Jefferson National Life Annuity Account G, also referred to as the "Separate Account", was established on January 18, 1996 pursuant to Texas law. Prior to May 1, 2003, the Separate Account was known as Conseco Variable Annuity Account G and prior to May 1, 1999 it was know as Great American Reserve Variable Annuity Account G. The Separate Account meets the definition of a "separate account" under the federal securities laws and is registered with the Securities and Exchange Commission (the "SEC") as a unit investment trust under the Investment Company Act of 1940 (Investment Company Act). This registration does not involve supervision of the management of the separate account or the Company by the SEC.

The assets of the Separate Account are the property of the Company. However, the assets of the Separate Account, equal to its reserves and other contract liabilities, are not chargeable with liabilities arising out of any other business the Company may conduct. Income, gains, and losses, whether or not realized, from assets allocated to the Separate Account are credited to or charged against the Separate Account without regard to other income, gains, or losses of the Company.

The Separate Account holds assets of annuities issued by us with values and benefits that vary according to the investment performance of the underlying Investment Portfolios offered as Sub-accounts of the Separate Account. Each Sub-account invests exclusively in an Investment Portfolio. You will find additional information about the Investment Portfolios in their respective prospectuses. We do not guarantee the investment results of any Sub-account. You bear the entire investment risk.

We offer a number of Sub-accounts. Certain Sub-accounts may not be available in all jurisdictions. If and when we obtain approval of the applicable authorities to make such Sub-accounts available, we will notify Owners of the availability of such Sub-accounts.

A brief summary of the investment objectives and policies of each Investment Portfolio is found in the Prospectus. More detailed information about the investment objectives; policies, risks, costs and management of the Investment Portfolios are found in the prospectuses and statements of additional information for the Investment Portfolios. Also included in such information is the investment policy of each Investment Portfolio regarding the acceptable ratings by recognized rating services for bonds and other debt obligations. There can be no guarantee that any Investment Portfolio will meet its investment objectives.

Each underlying Investment Portfolio is registered under the Investment Company Act, as amended, as an open-end management investment company. Each underlying Investment Portfolio thereof may or may not be diversified as defined in the Investment Company Act. The trustees or directors, as applicable, of an underlying Investment Portfolio may add, eliminate or substitute Investment Portfolios from time to time.

                     CERTAIN FEDERAL INCOME TAX CONSEQUENCES

The following summary does not constitute tax advice. It is a general discussion of certain of the expected federal income tax consequences of investment in and distributions with respect to a Contract, based on the Internal Revenue Code of 1986, as amended, proposed and final Treasury regulations thereunder, judicial authority, and current administrative rulings and practice. This summary discusses only certain federal income tax consequences to "United States Persons," and does not discuss state, local, or foreign tax consequences. United States Persons means citizens or residents of the United States, domestic corporations, domestic partnerships and trusts or estates that are subject to United States federal income tax regardless of the source of their income.

TAX STATUS OF THE CONTRACT

The following discussion is based on the assumption that the Contract qualifies as an annuity contract for federal income tax purposes.

DIVERSIFICATION REQUIREMENTS. Section 817(h) of the Code provides that in order for a variable contract which is based on a segregated asset account to qualify as an annuity contract under the Code, the investments made by such account must be "adequately diversified" in accordance with Treasury regulations. The Treasury regulations issued under Section 817(h) (Treas. Reg. Section 1.817-5) apply a diversification requirement to each of the Sub-accounts of the Separate Account. The Separate Account, through the funds and their Investment Portfolios, intends to comply with the diversification requirements of the Treasury.

Section 817(h) applies to variable annuity contracts other than pension plan contracts. The regulations reiterate that the diversification requirements do not apply to pension plan contracts. All of the qualified retirement plans (described below) are defined as pension plan contracts for these purposes. Notwithstanding the exception of qualified contracts from application of the diversification rules, the investment vehicle for Jefferson National's qualified Contracts (i.e., the funds) will be structured to comply with the diversification standards because it serves as the investment vehicle for nonqualified contracts as well as qualified contracts.

OWNER CONTROL. In certain circumstances, owners of variable annuity contracts may be considered the owners, for federal income tax purposes, of the assets of the Separate Account used to support their contracts. In those circumstances, income and gains from the separate account assets would be includable in the variable annuity contract owner's gross income. The IRS has stated in published rulings that a variable contract owner will be considered the owner of Separate Account assets if the contract owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department subsequently announced, in connection with the issuance of regulations concerning investment diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor, rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which contract owners may direct their investments to particular Sub-accounts without being treated as owners of underlying assets." The IRS has issued Revenue Ruling 2003-91 in which it ruled that the ability to choose among 20 Sub-accounts and make not more than one transfer per month without charge did not result in the owner of the Contract being treated as the owner of the assets in the Sub-accounts under the investor control doctrine.

The ownership rights under the Contract are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that contract owners were not owners of Separate Account assets. Although we do not believe this to be the case, these differences could result in owners being treated as the owners of the assets of the Separate Account. We, therefore, reserve the right to modify the Contracts as necessary to attempt to prevent the owners of the Contracts from being considered the owners of a pro rata share of the assets of the Separate Account.

DISTRIBUTION REQUIREMENTS. The Code also requires that nonqualified contracts contain specific provisions for distribution of contract proceeds upon the death of an owner. In order to be treated as an annuity contract for federal income tax purposes, the Code requires that such contracts provide that if any owner dies on or after the maturity date and before the entire interest in the contract has been distributed, the remaining portion must be distributed at least as rapidly as under the method in effect on such owner's death. If any owner dies before the maturity date, the entire interest in the contract must generally be distributed within five years after such owner's date of death or be applied to provide an immediate annuity under which payments will begin within one year of such owner's death and will be made for the life of the beneficiary or for a period not extending beyond the life expectancy of the beneficiary. However, if such owner's death occurs prior to the maturity date, and such owner's surviving spouse is named beneficiary, then the contract may be continued with the surviving spouse as the new owner. If any owner is not a natural person, then for purposes of these distribution requirements, the primary annuitant shall be treated as an owner and any death or change of such primary annuitant shall be treated as the death of the owner. The Contract contains provisions intended to comply with these requirements of the Code. No regulations interpreting these requirements of the Code have yet been issued and thus no assurance can be given that the provisions contained in the Contracts satisfy all such Code requirements. The provisions contained in the Contracts will be reviewed and modified if necessary to maintain their compliance with the Code requirements when clarified by regulation or otherwise.

WITHHOLDING. The portion of any distribution under a Contract that is includable in gross income will be subject to federal income tax withholding unless the recipient of such distribution elects not to have federal income tax withheld and properly notifies us. For certain qualified Contracts, certain distributions are subject to mandatory withholding. The withholding rate varies according to the type of distribution and the owner's tax status. For qualified Contracts, "eligible rollover distributions" from section 401(a) plans, section 403(a) annuities, section 403(b) tax-sheltered annuities and governmental section 457 deferred compensation plans are subject to a mandatory federal income tax withholding of 20%. An eligible rollover distribution is a distribution from such a plan, except certain distributions such as distributions required by the Code, hardship distributions, certain after-tax contributions, or distributions in a specified annuity form. The 20% withholding does not apply, however, to certain nontaxable distributions if the owner chooses a "direct rollover" from the plan to another tax-qualified plan or IRA.

QUALIFIED CONTRACTS. The qualified Contract is designed for use with several types of tax-qualified retirement plans. The tax rules applicable to participants and beneficiaries in tax-qualified retirement plans vary according to the type of plan and the terms and conditions of the plan. Special favorable tax treatment may be available for certain types of contributions and distributions. Adverse tax consequences may result from contributions in excess of specified limits; distributions prior to age 59 1/2 (subject to certain exceptions); distributions that do not conform to specified commencement and minimum distribution rules; and in other specified circumstances. Some retirement plans are subject to distribution and other requirements that are not incorporated into the Contracts and our Contract administration procedures. Owners, participants and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Contract comply with applicable law.

For qualified plans under sections 401(a), 403(a), 403(b), and 457, the Code requires that distributions generally must commence no later than the later of April 1 of the calendar year following the calendar year in which the owner (or plan participant) (i) reaches age 70 1/2 or (ii) retires, and must be made in a specified form or manner. If the plan participant is a "5 percent owner" (as defined in the Code), distributions generally must begin no later than April 1 of the calendar year in which the owner (or plan participant) reaches age 70 1/2. Each owner is responsible for requesting distributions under the Contract that satisfy applicable tax rules.

We make no attempt to provide more than general information about use of the Contract with the various types of retirement plans. Purchasers of Contracts for use with any retirement plan should consult their legal counsel and tax advisor regarding the suitability of the Contract.

INDIVIDUAL RETIREMENT ANNUITIES. In order to qualify as a traditional individual retirement annuity ("IRA") under section 408(b) of the Code, a Contract must contain certain provisions: (i) the owner must be the annuitant; (ii) the Contract generally is not transferable by the owner, e.g., the owner may not designate a new owner, designate a contingent owner or assign the Contract as collateral security; (iii) subject to special rules, the total purchase payments for any tax year on behalf of any individual may not exceed $4,000 for 2005 ($4,500 if age 50 or older by the end of 2005), except in the case of a rollover amount or contribution under sections 402(c), 403(a)(4), 403(b)(8) or 408(d)(3) of the Code; (iv) annuity payments or partial withdrawals must begin no later than April 1 of the calendar year following the calendar year in which the annuitant attains age 70 1/2 and must be made in a specified form and manner;
(v) an annuity payment option with a period certain that will guarantee annuity payments beyond the life expectancy of the annuitant and the beneficiary may not be selected; (vi) certain payments of death benefits must be made in the event the annuitant dies prior to the distribution of the annuity value; and (vii) the entire interest of the owner is non-forfeitable. Contracts intended to qualify as traditional IRAs under section 408(b) of the Code contain such provisions. Amounts in the IRA (other than nondeductible contributions) are taxed when distributed from the IRA. Distributions prior to age 59 1/2 (unless certain exceptions apply) are subject to a 10% penalty tax.

ROTH INDIVIDUAL RETIREMENT ANNUITIES (ROTH IRA). The Roth IRA, under section 408A of the Code, contains many of the same provisions as a traditional IRA. However, there are some differences. First, the contributions are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA may be subject to tax and other special rules may apply to the rollover or conversion and to distributions attributable thereto. You should consult a tax advisor before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. The Roth IRA is available to individuals with earned income and whose modified adjusted gross income is under $110,000 for single filers, $160,000 for married filing jointly, and $10,000 for married filing separately. The amount per individual that may be contributed to all IRAs (Roth and traditional) is $4,000 for 2005 ($4,500 if age 50 or older by the end of 2005). Secondly, the distributions are taxed differently. The Roth IRA offers tax-free distributions when made five tax years after the first contribution to any Roth IRA of the individual and made after attaining age 59 1/2, or to pay for qualified first time homebuyer expenses (lifetime maximum of $10,000), or due to death or disability. All other distributions are subject to income tax when made from earnings and may be subject to a premature withdrawal penalty tax unless an exception applies. A 10% penalty tax may apply to amounts attributable to a conversion from an IRA if the amounts are distributed within the five taxable years beginning with the year in which the conversion was made. Unlike the traditional IRA, there are no minimum required distributions during the owner's lifetime; however, required distributions at death are generally the same.

SECTION 403(b) PLANS. Under section 403(b) of the Code, payments made by public school systems and certain tax exempt organizations to purchase Contracts for their employees are excludable from the gross income of the employee, subject to certain limitations. However, such payments may be subject to FICA (Social Security) taxes. In accordance with the requirements of the Code, section 403(b) annuities generally may not permit distribution of (i) elective contributions made in years beginning after December 31, 1988, (ii) earnings on those contributions, and (iii) earnings on amounts attributed to elective contributions held as of the end of the last year beginning before January 1, 1989. Distributions of such amounts will be allowed only upon the death of the employee, on or after attainment of age 59 1/2, severance from employment, disability, or financial hardship, except that income attributable to elective contributions may not be distributed in the case of hardship.

CORPORATE PENSION, PROFIT SHARING PLANS AND H.R. 10 PLANS. Sections 401(a) and 403(a) of the Code permit corporate employers to establish various types of retirement plans for employees and self-employed individuals to establish qualified plans for themselves and their employees. Such retirement plans may permit the purchase of the Contracts to accumulate retirement savings. Adverse tax consequences to the plan, the participant or both may result if the Contract is assigned or transferred to any individual as a means to provide benefit payments.

DEFERRED COMPENSATION PLANS. Section 457 of the Code, while not actually providing for a qualified plan (as that term is used in the Code), provides for certain deferred compensation plans with respect to service for state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities, and tax exempt organizations. The Contracts can be used with such plans. Under such plans a participant may specify the form of investment in which his or her participation will be made. For non-governmental section 457 plans, all such investments, however, are owned by the sponsoring employer, and are subject to the claims of the general creditors of the sponsoring employer. Depending on the terms of the particular plan, a non-governmental employer may be entitled to draw on deferred amounts for purposes unrelated to its section 457 plan obligations.

TAXATION OF JEFFERSON NATIONAL

Jefferson National at present is taxed as a life insurance company under Part I of Subchapter L of the Code. The separate account is treated as part of us and, accordingly, will not be taxed separately as a "regulated investment company" under Subchapter M of the Code. At present, We do not expect to incur any federal income tax liability with respect to investment income and net capital gains arising from the activities of the separate account retained as part of the reserves under the Contract. Based on this expectation, it is anticipated that no charges will be made against the separate account for federal income taxes. If, in future years, any federal income taxes are incurred by us with respect to the separate account, We may make charges to the separate account.

                                PUBLISHED RATINGS

We may from time to time publish in advertsiements, sales literature and reports to owners, the ratings and other information assigned to the Company by one or more independent rating organizations, such as A.M. Best Company, Standard and Poor's Insurance Rating Services, Moody's Investors Service, Inc. and Fitch Ratings. These ratings are opinions of an operating insurance company's financial strength and capacity to meet its obligations to Contract owners. These ratings do not apply to the separate account, its Sub-accounts, the Investment Portfolios or to their performance.

                                 ADMINISTRATION

Inviva, Inc. performs administrative services for the Contracts. These services include issuance of the Contracts, maintenance of the records concerning the contracts and certain valuation services.

                               ANNUITY PROVISIONS

The Company makes available several annuity options that can include either fixed or variable payments or a combination of both.

VARIABLE ANNUITY PAYOUT

A variable annuity is an annuity with payments which: (1) are not predetermined as to dollar amount; and (2) will vary in amount with the net investment results of the applicable investment portfolio. Annuity payments also depend upon the age of the annuitant and any joint annuitant and the assumed interest factor utilized. The Annuity Table used will depend upon the annuity option chosen. The dollar amount of annuity payments after the first is determined as follows:

1. The dollar amount of the first variable annuity payment is divided by the value of an annuity unit for each investment portfolio as of the annuity date. This sets the number of annuity units for each monthly payment for the applicable investment portfolio.

2. The fixed number of annuity units for each payment in each investment portfolio is multiplied by the annuity unit value for that investment portfolio for the last valuation period of the month preceding the month for which the payment is due. This result is the dollar amount of the payment for each applicable investment portfolio.

The total dollar amount of each variable annuity payment is the sum of all variable annuity payments reduced by the applicable portion of the contract maintenance charge.

The calculation of the first annuity payment is made on the annuity date. The Company assesses insurance charges, if any, during both the accumulation phase and the annuity phase. The deduction of the insurance charges, if any, will affect the amount of the first and any subsequent annuity payments. In addition, under certain circumstances, the Company may assess a contingent deferred sales charge and/or the subscription fee or contract maintenance charge on the annuity date, which would affect the amount of the first annuity payment (see "Expenses" and "Annuity Payments" in the prospectus).

ANNUITY UNIT

The annuity unit value at the end of any subsequent valuation period is determined as follows:

1. The net investment factor for the current valuation period is multiplied by the value of the annuity unit for investment portfolio for the immediately preceding valuation period.

2. The result in (1) is then divided by the assumed investment rate factor, which equals 1.00 plus the assumed investment rate for the number of days since the previous valuation period.

The owner can choose either a 5% or a 3% assumed investment rate.

FIXED ANNUITY PAYOUT

A fixed annuity is an annuity with payments which are guaranteed as to dollar amount by the Company and do not vary with the investment experience of the investment portfolios. The dollar amount of each fixed annuity payment is determined in accordance with Annuity Tables contained in the Contract.

                                  DISTRIBUTION

Inviva Securities Corporation, a registered broker-dealer and a member of the National Association of Securities Dealers, Inc. ("Distributor"), acts as the principal underwriter of the Contracts. The Distributor's address is 9920 Corporate Campus Drive, Suite 1000, Louisville, Kentucky 40223. The Distributor is an affiliated person of ours. We offer the Contracts for sale on a continuous basis through the Distributor. No compensation was paid to the Distributor during the last fiscal year.

                              FINANCIAL STATEMENTS

     The financial statements of the Company and the Separate Account included in this Statement of Additional Information should be considered only as bearing upon the ability of the Company to meet its obligations under the Contracts.

                                     PART C
                                OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

(a)    Financial Statements

       The following financial statements are included in Part B of the Registration Statement:

       The financial statements of Jefferson National Life Insurance Company at December 31, 2004 and 2003, and for each of the two years in the period ended December 31, 2004.

(b)    Exhibits

JEFFERSON NATIONAL LIFE ANNUITY ACCOUNT G

(1) (a)      Resolution of Board of Directors of the Company                 (2)
             authorizing the establishment of the Separate Account.

    (b)      Resolution Changing the Name of the Separate Account            (1)

(2)          Not Applicable.

(3) (a) (i)  Form of Principal Underwriter's Agreement of the Company        (1)
             on behalf of the Separate Account and Inviva Securities
             Corporation.

        (ii) Form of Amendment to Principal Underwriter's Agreement          (1)

    (b)      Form of Selling Agreement                                       (1)

(4) (a)      Form of Individual Contract Fixed and Variable Accounts.        (1)
             (22-4056)

    (b)      Form of Group Contract.                                         (2)

    (c)      Form of Group Certificate.                                      (2)

    (d)      Form of Endorsement Amending MVA Provision                      (1)

    (e)      Form of IRA Endorsement                                         (1)

    (f)      Form of Roth IRA Endorsement                                    (1)

    (g)      Form of JSA Endorsement                                         (1)

    (h)      Form of Individual Contract Fixed and Variable Accounts.       (11)
             (JNL-2300)

    (i)      Form of Electronic Administration Endorsement (JNL-4020)       (11)

(5) (a)      Form of Application for Individual Annuity Contract.            (1)
             (JNL-6000)

    (b)      Form of JNL Individual Application. (JNL-6005)                 (11)

(6) (a)      Amended and Restated Articles of Incorporation of               (1)
             Conseco Variable Insurance Company.

    (b)      Amended and Restated By-Laws of the Company.                    (1)

(7)          Not Applicable.

(8) (a)      Form of Participation Agreement dated October 23, 2002          (1)
             with Conseco Series Trust and Conseco Equity Sales, Inc.
             and amendments thereto dated September 10, 2003 and February 1, 2001.

    (b) (i)  Form of Participation Agreement by and among A I M              (3)
             Distributors, Inc., Jefferson National Life Insurance
             Company, on behalf of itself and its separate accounts, and Inviva Securities Corporation dated May 1, 2003.

        (ii) Form of Amendment dated April 6, 2004 to the Participation      (1)
             Agreement by and among A I M Distributors, Inc., Jefferson
             National Life Insurance Company, on behalf of itself and its separate accounts, and Inviva Securities Corporation dated May 1, 2003.

    (c) (i)  Form of Participation Agreement among the Alger American        (4)
             Fund, Great American Reserve Insurance Company and Fred
             Alger and Company, Inc. dated March 31, 1995.

        (ii) Form of Amendment dated November 5, 1999 to the                 (5)
             Participation Agreement among the Alger American Fund,
             Great American Reserve Insurance Company and Fred Alger and Company, Inc. dated March 31, 1995.

        (iii)Form of Amendment dated January 31, 2001 to the                 (5)
             Participation Agreement among the Alger American Fund,
             Great American Reserve Insurance Company and Fred Alger and Company, Inc. dated March 31, 1995.

        (iv) Form of Amendments August 4, 2003 and March 22, 2004 to         (1)
             the Participation Agreement among the Alger American Fund,
             Great American Reserve Insurance Company and Fred Alger and Company, Inc. dated March 31, 1995.

    (d) (i)  Form of Participation Agreement between Great American
             Reserve Insurance Company and American Century Investment       (4)
             Services as of 1997.

        (ii) Form of Amendment dated November 15, 1997 to the                (5)
             Participation Agreement between Great American Reserve
             Insurance Company and American Century Investment Services as of 1997.

        (iii)Form of Amendment dated December 31, 1997 to the
             Participation Agreement between Great American Reserve          (5)
             Insurance Company and American Century Investment Services as of 1997.

        (iv) Form of Amendment dated January 13, 2000 to the
             Participation Agreement between Great American Reserve          (5)
             Insurance Company and American Century Investment Services as of 1997.

        (v)  Form of Amendment dated February 9, 2001 to the
             Participation Agreement between Great American Reserve          (5)
             Insurance Company and American Century Investment Services as of 1997.

        (vi) Form of Amendments dated July 31, 2003 and March 25, 2004       (1)
             to the Participation Agreement between Great American
             Reserve Insurance Company and American Century Investmen
             Services as of 1997.

        (vii)Form of Amendments dated May 1, 2005 to the Participation      (10)
             Agreement between Jefferson National Life Insurance
             Company and American Century Investment Services as of
             1997.

    (e) (i)  Form of Participation Agreement dated May 1, 1995 by and        (5)
             among Conseco Variable Insurance Company, Dreyfus Variable Investment Fund, The Dreyfus Socially Responsible Growth
             Fund, Inc., Dreyfus Life and Annuity Index Fund, Inc. and
             Dreyfus Investment Portfolios.

        (ii) Form of Amendment dated March 21, 2002 to the Participation     (5)
             Agreement dated May 1, 1995 by and among Conseco Variable
             Insurance Company, Dreyfus Variable Investment Fund, The
             Dreyfus Socially Responsible Growth Fund, Inc., Dreyfus
             Life and Annuity Index Fund, Inc. and Dreyfus Investment
             Portfolios.

        (iii)Form of Amendment dated May 1, 2003 to the Participation        (1)
             Agreement dated May 1, 1995 by and among Conseco Variable
             Insurance Company, Dreyfus Variable Investment Fund, The
             Dreyfus Socially Responsible Growth Fund, Inc., Dreyfus
             Life and Annuity Index Fund, Inc. and Dreyfus Investment
             Portfolios.

        (iv) Form of Amendment dated 2004 to the Participation Agreement     (1)
             dated May 1, 1995 by and among Conseco Variable Insurance
             Company, Dreyfus Variable Investment Fund, The Dreyfus
             Socially Responsible Growth Fund, Inc., Dreyfus Life and
             Annuity Index Fund, Inc. and Dreyfus Investment Portfolios.

        (v)  Form of Amendment dated May 1, 2005 to the Participation       (10)
             Agreement dated May 1, 1995 by and among Jefferson
             National Life Insurance Company, Dreyfus Variable Investment
             Fund, The Dreyfus Socially Responsible Growth Fund, Inc.,
             Dreyfus Life and Annuity Index Fund, Inc. and Dreyfus
             Investment Portfolios.

    (f) (i)  Form of Participation Agreement dated March 6, 1995 by and      (4)
             among Great American Reserve Insurance Company and
             Insurance Management Series, Federated Securities Corp.

        (ii) Form of Amendment dated 1999 to the Participation Agreement     (5)
             dated March 6, 1995 by and among Conseco Variable Insurance Company, Federated Insurance Series and Federated Securities
             Corp.

        (iii)Form of Amendment dated January 31, 2001 to the                 (5)
             Participation Agreement dated March 6, 1995 by and among
             Conseco Variable Insurance Company, Federated Insurance
             Series and Federated Securities Corp.

        (iv) Form of Amendment dated 2004 to the Participation Agreement     (1)
             dated March 6, 1995 by and among Conseco Variable Insurance Company, Federated Insurance Series and Federated Securities
             Corp.

    (g) (i)  Form of Participation Agreement by and among First American     (6)
             Insurance Portfolios, Inc., First American Asset Management and Conseco Variable Insurance Company dated 2001.

        (ii) Form of Amendment dated April 25, 2001 to the Participation     (5)
             Agreement by and among First American Insurance Portfolios,
             Inc., First American Asset Management and Conseco Variable Insurance Company dated 2001.

        (iii)Form of Amendment dated May 1, 2003 to the Participation        (1)
             Agreement by and among First American Insurance Portfolios,
             Inc., First American Asset Management and Conseco Variable Insurance Company dated 2001.

    (h) (i)  Form of Participation Agreement among Janus Aspen Series        (1)
             and Jefferson National Life Insurance Company dated May 1,
             2003 and Form of Amendment dated July 2003 thereto.

        (ii) Form of Amendment dated May 1, 2005 to the Participation       (10)
             Agreement among Janus Aspen Series and Jefferson National
             Life Insurance Company dated May 1, 2003 and Form of
             Amendment dated July 2003 thereto.

    (i) (i)  Form of Participation Agreement among Lazard Retirement         (1)
             Series, Inc., Lazard Asset Management, LLC, Inviva
             Securities Corporation and Jefferson National Life
             Insurance Company dated May 1, 2003.

        (ii) Form of Amendment dated March 21, 2004 to the Participation     (1)
             Agreement among Lazard Retirement Series, Inc., Lazard
             Asset Management, LLC, Inviva Securities Corporation and
             Jefferson National Life Insurance Company dated May 1, 2003.

    (j) (i)  Form of Participation Agreement dated April 10, 1997 by         (4)
             and among Lord, Abbett & Co. and Great American Reserve
             Insurance Company.

        (ii) Form of Amendment dated December 1, 2001 to the                 (7)
             Participation Agreement dated April 10, 1997 by and among
             Lord, Abbett & Co. and Great American Reserve Insurance
             Company.

        (iii)Form of Amendment dated May 1, 2003 to the Participation        (1)
             Agreement dated April 10, 1997 by and among Lord, Abbett
             & Co. and Great American Reserve Insurance Company.

    (k) (i)  Form of Participation Agreement dated April 30, 1997 by         (5)
             and among Neuberger&Berman Advisers Management Trust,
             Advisers Managers Trust, Neuberger&Berman Management
             Incorporated and Great American Reserve Insurance Company.

        (ii) Form of Amendment dated May 1, 2000 to the Participation        (5)
             Agreement dated April 30, 1997 by and among Neuberger
             Berman Advisers Management Trust, Advisers Managers Trust, Neuberger Berman Management Incorporated and Conseco
             Variable Insurance Company.

        (iii)Form of Amendment dated January 31, 2001 to the                 (5)
             Participation Agreement dated April 30, 1997 by and among Neuberger&Berman Advisers Management Trust, Advisers
             Managers Trust, Neuberger&Berman Management Incorporated and Conseco Variable Insurance Company.

        (iv) Form of Amendment dated May 1, 2004 to the Participation        (8)
             Agreement dated April 30, 1997 by and among Neuberger
             Berman Advisers Management Trust, Neuberger Berman
             Management Incorporated and Jefferson National Life
             Insurance Company.

        (v)  Form of Amendment dated April 4, 2004 to the Participation      (1)
             Agreement dated April 30, 1997 by and among Neuberger
             Berman Advisers Management Trust, Neuberger Berman
             Management Incorporated and Jefferson National Life
             Insurance Company.

        (vi) Form of Amendment dated May 1, 2005 to the Participation       (10)
             Agreement dated April 30, 1997 by and among Neuberger
             Berman Advisers Management Trust, Neuberger Berman
             Management Incorporated and Jefferson National Life
             Insurance Company.

    (l) (i)  Form of Participation Agreement dated May 1, 2003 by and        (1)
             among PIMCO Variable Insurance Trust, PIMCO Funds
             Distributors LLC and Jefferson National Life Insurance
             Company and amended dated April 13, 2004 thereto.

        (ii) Form of Amendment dated May 1, 2005 to the Participation       (10)
             Agreement dated May 1, 2003 by and among PIMCO Variable
             Insurance Trust, PIMCO Funds Distributors LLC and Jefferson National Life Insurance Company.

    (m) (i)  Form of Participation Agreement dated May 1, 2003 among         (1)
             Pioneer Variable Contract Trust, Jefferson National Life
             Insurance Company, Pioneer Investment Management, Inc. and
             Pioneer Funds Distributor, Inc.

        (ii) Form of amendment to Participation Agreement dated May 1,      (10)
             2003 among Pioneer Variable Contract Trust, Jefferson
             National Life Insurance Company, Pioneer Investment
             Management, Inc. and Pioneer Funds Distributor, Inc.

    (n)      Form of Participation Agreement dated May 1, 2003 by and        (1)
             among Royce Capital Fund, Royce & Associates, LLC  and
             Jefferson National Life Insurance Company and Inviva
             Securities Corporation and Form of Amendment dated
             April 5, 2004 thereto.

    (o) (i)  Form of Participation Agreement dated March 24, 2000 by and     (9)
             among Conseco Variable Insurance Company, RYDEX Variable
             Trust and PADCO Financial Services, Inc.

        (ii) Form of Amendment dated April 13, 2004 to the Form of           (1)
             Participation Agreement dated March 24, 2000 by and among
             Conseco Variable Insurance Company, RYDEX Variable Trust and PADCO Financial Services, Inc.

        (iii)Form of Amendment dated May 1, 2005 to the Form of             (10)
             Participation Agreement dated March 24, 2000 by and among
             Jefferson National Life Insurance Company, RYDEX Variable
             Trust and PADCO Financial Services, Inc.

    (p) (i)  Form of Participation Agreement dated April 2004 between        (1)
             Jefferson National Life Insurance Company and  Citigroup
             Global Markets Inc.

        (ii) Form of Amendment dated May 1, 2005 to Form of                 (10)
             Participation Agreement dated April 2004 between Jefferson
             National Life Insurance Company and Citigroup Global
             Markets Inc.

    (q) (i)  Form of Participation Agreement dated May 1, 2000 by and        (6)
             among Seligman Portfolios, Inc., Seligman Advisors, Inc.
             and Conseco Variable Insurance Company.

        (ii) Form of Amendment dated January 31, 2001 to the                 (5)
             Participation Agreement dated May 1, 2000 by and among
             Seligman Portfolios, Inc., Seligman Advisors, Inc. and
             Conseco Variable Insurance Company.

        (iii)Form of Amendment dated August 5, 2003 to the Participation     (1)
             Agreement dated May 1, 2000 by and among Seligman
             Portfolios, Inc., Seligman Advisors, Inc. and Conseco
             Variable Insurance Company.

        (iv) Form of Amendment dated 2004 to the Participation Agreement     (1)
             dated May 1, 2000 by and among Seligman Portfolios, Inc.,
             Seligman Advisors, Inc. and Conseco Variable Insurance
             Company.

    (r) (i)  Form of Participation Agreement dated April 30, 1997 by         (5)
             and among Great American Reserve Insurance Company, Strong
             Variable Insurance Funds, Inc., Strong Special Fund II,
             Inc, Strong Capital Management, Inc. and Strong Funds
             Distributors, Inc.

        (ii) Form of Amendment dated December 11, 1997 to Participation      (5)
             Agreement dated April 30, 1997 by and among Great American
             Reserve Insurance Company, Strong Variable Insurance Funds,
             Inc., Strong Opportunity Funds II, Inc., Strong Capital
             Management, Inc. and Strong Funds Distributors, Inc.

        (iii)Form of Amendment dated December 14. 1999 to Participation      (5)
             Agreement dated April 30, 1997 by and among Conseco Variable Insurance Company, Strong Variable Insurance Funds, Inc.,
             Strong Opportunity Fund II, Inc., Strong Capital Management,
             Inc. and Strong Investments, Inc.

        (iv) Form of Amendment dated March 1, 2001 to Participation          (5)
             Agreement dated April 30, 1997 by and among Conseco
             Variable Insurance Company, Strong Variable Insurance Funds,
             Inc., Strong Opportunity Fund II, Inc., Strong Capital
             Management, Inc. and Strong Investments, Inc.

        (v)  Form of Amendments dated December 2, 2003 and April5, 2004      (1)
             to Participation Agreement dated April 30, 1997 by and among Conseco Variable Insurance Company, Strong Variable
             Insurance Funds, Inc., Strong Opportunity Fund II, Inc.,
             Strong Capital Management, Inc. and Strong Investments, Inc.

    (s) (i)  Form of Participation Agreement dated May 1, 2003 with by       (8)
             and among Third Avenue Management LLC and Jefferson
             National Life Insurance Company.

        (ii) Form of Amendment dated April 6, 2004 to the Participation      (1)
             Agreement dated May 1, 2003 with by and among Third Avenue Management LLC and Jefferson National Life Insurance
             Company.

    (t) (i)  Form of Participation Agreement dated February 29, 2000 by      (5)
             and among Conseco Variable Insurance Company, Van Eck
             Worldwide Insurance Trust and Van Eck Associates
             Corporation.

        (ii) Form of Amendment dated January 31, 2001 to Participation       (5)
             Agreement dated February 29, 2000 by and among Conseco
             Variable Insurance Company, Van Eck Worldwide Insurance Trust and Van Eck Associates Corporation.

        (iii)Form of Amendment dated January 31, 2001 to Participation       (5)
             Agreement dated February 29, 2000 by and among Conseco
             Variable Insurance Company, Van Eck Worldwide Insurance
             Trust and Van Eck Associates Corporation.

        (iv) Form of Amendment dated May 1, 2003 to Participation            (8)
             Agreement dated March 1, 1995 by and among Van Eck
             Worldwide Insurance Trust, Van Eck Associates Corporation and Jefferson National Life Insurance Company.

    (u) (i)  Form of Participation Agreement between Jefferson National      (1)
             Life Insurance Company, Bisys Fund Services LP, Choice
             Investment Management Variable Insurance funds dated
             May 1, 2003.

        (ii) Form of Amendment dated 2004 to the Participation Agreement     (1)
             between Jefferson National Life Insurance Company, Bisys
             Fund Services LP, Choice Investment Management Variable
             Insurance funds dated May 1, 2003.

    (v) (i)  Form of Participation Agreement between Jefferson National     (10)
             Life Insurance Company, Wells Fargo Funds Distributor, LLC and Wells Fargo Variable Trust dated April 8, 2005.

    (w)      Form of Participation Agreement between Jefferson National     (10)
             Life Insurance Company, Rafferty Asset Management, LLC and
             Potomac Insurance Trust dated May 1, 2005.


(9)          Opinion and Consent of Counsel.                                (10)

(10)         Opinion and Consent of Outside Auditors.                       (10)

(11)         Financial Statements omitted from Item 23 above.               N/A

(12)         Initial Capitalization Agreement.                              N/A

(13)         Powers of Attorney - for Laurence Greenberg                    (11)

(1) Incorporated herein by reference to Post-Effective Amendment No. 12 to the Registration Statement for Jefferson National Life Annuity Account G (File Nos. 333-00373 and 811-07501) filed electronically on Form N-4 on April 30, 2004 (Accession Number 0000912057-04-000471).

(2) Incorporated herein by reference to initial Registration Statement for Jefferson National Life Annuity Account G (File Nos. 333-00373 and 811-07501) filed electronically on Form N-4 on January 23, 1996 (Accession Number 0000928389-96-000012).

(3) Incorporated herein by reference to Post-Effective Amendment Nos. 6 and 7 to the Registration Statement for Jefferson National Life Annuity Account I (File Nos. 333-53836 and 811-10213) filed electronically on Form N-4 on May 1, 2003 (Accession Number 0001047469-03-016215).

(4) Incorporated herein by reference to Pre-Effective Amendment Nos. 1 and 1 to the Registration Statement for Jefferson National Life Annuity Account F (File Nos. 333-40309 and 811-08483) filed electronically on Form N-4 on February 3, 1998 (Accession Number 0000928389-98-000014).

(5) Incorporated herein by reference to Post-Effective Amendment Nos. 13 and 13 to the Registration Statement for Jefferson National Life Annuity Account E (File Nos. 033-74092 and 811-08288) filed electronically on Form N-4 on June 24, 2002 (Accession Number 0000930413-02-002084).

(6) Incorporated herein by reference to Post-Effective Amendment Nos. 21 and 29 to the Registration Statement for Jefferson National Life Annuity Account C (File Nos. 033-02460 and 811-04819) filed electronically on Form N-4 on May 1, 2001 (Accession Number 000092839-01-500130).

(7) Incorporated herein by reference to Post-Effective Amendment Nos. 9 and 10 to the Registration Statement for Jefferson National Life Annuity Account G (File Nos. 333-00373 and 811-07501) filed electronically on Form N-4 on June 24, 2002 (Accession Number 0000930413-02-002085).

(8) Incorporated herein by reference to Post-Effective Amendment Nos. 24 and 35 to the Registration Statement for Jefferson National Life Annuity Account C (File Nos. 033-0246 and 811-04819) filed electronically on Form N-4 on May 1, 2003 (Accession Number 0001047469-03-016209).

(9) Incorporated herein by reference to Post-Effective Amendment Nos. 1 and 2 to the Registration Statement for Jefferson National Life Annuity Account H (File Nos. 333-90737 and 811-09693) filed electronically on Form N-4 on April 28, 2000 (Accession Number 0000928389-00-000130).

(10) To be filed by Amendment

(11) Filed Herewith.

ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR

    The officers and directors of Jefferson National Life Insurance Company are listed below. Their principal business address is 435 Hudson Street, 2nd Floor, New York, NY 10014, unless otherwise noted.

NAME                                   POSITIONS AND OFFICES WITH DEPOSITOR
David A Smilow                   Director, Chairman of the Board
Tracey Hecht Smilow              Director
Laurence P. Greenberg            Director, Chief Executive Officer and President
Timothy D. Rogers                Chief Financial Officer and Treasurer
Craig A. Hawley (1)              General Counsel and Secretary
Todd P. Solash                   Director - Risk Management
Christopher J. Tosney (1)        Director--Administration
William J. Findlay               Controller
Gregory B. Goulding              Valuation Actuary
Alan Downey                      Pricing Actuary
Jeff Fritsche                    Tax Director
Eric J. Solash                   Director - Mergers & Acquisitions
Dean C. Kehler (2)               Director
Thomas W. Leaton (3)             Director

(1) The business address of this officer is 9920 Corporate Campus Drive, Suite 1000, Louisville, KY 40223.

(2)  The business address of this director is 425 Lexington Avenue, New York
10017.

(3) The business address of this director is 305 Roosevelt Ct NE, Vienna, VA 22180.

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

    The following information concerns those companies that may be deemed to be controlled by or under common control with Jefferson National Life Insurance Company, the Depositor.

ITEM 27. NUMBER OF CONTRACT OWNERS

    As of March 23, 2005, the number of The Monument contracts funded by Jefferson National Life Annuity Account G was [___] of which [___] were qualified contracts and [___] were non-qualified contracts.

ITEM 28. INDEMNIFICATION

    The Bylaws (Article VI) of the Company provide, in part, that: The Corporation shall indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that he is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (collectively, "Agent") against expenses (including attorneys' fees), judgments, fines, penalties, court costs and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement (whether with or without court approval), conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the Agent did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. If several claims, issues or matters are involved, an Agent may be entitled to indemnification as to some matters even though he is not entitled as to other matters. Any director or officer of the Corporation serving in any capacity of another corporation, of which a majority of the shares entitled to vote in the election of its directors is held, directly or indirectly, by the Corporation, shall be deemed to be doing so at the request of the Corporation.

         Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted directors and officers or controlling persons of the Company pursuant to the foregoing, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29. PRINCIPAL UNDERWRITERS

(a) Inviva Securities Corporation is the principal underwriter for the following investment companies (other than the Registrant):

Jefferson National Life Annuity Account C
Jefferson National Life Annuity Account E
Jefferson National Life Annuity Account F
Jefferson National Life Annuity Account H
Jefferson National Life Annuity Account I
Jefferson National Life Annuity Account J
Jefferson National Life Annuity Account K


(b) Inviva Securities Corporation ("ISC") is the principal underwriter for the Contracts. The following persons are the officers and directors of ISC. The principal business address for each officer and director of ISC is 9920 Corporate Campus Drive, Suite 1000, Louisville, KY 40223, unless otherwise indicated.

NAME                                           POSITIONS AND OFFICES
Craig A. Hawley                      President, General Counsel and Secretary
Robert B. Jefferson*                 Director*
Edward J. O'Brien, IV                Chief Financial Officer

* The principal business address for Robert Jefferson is ACE INA Holdings, Two Liberty Place, 1601 Chestnut Street, TL56C, Philadelphia, PA 19103.

(c) ISC retains no compensation or commissions from the registrant.

                                                            COMPENSATION
                                                                 ON
                                     NET UNDERWRITING        REDEMPTION
       NAME OF PRINCIPAL              DISCOUNTS AND              OR               BROKERAGE
          UNDERWRITER                  COMMISSIONS          ANNUITIZATION        COMMISSIONS       COMPENSATION

Inviva Securities Corporation              None                 None                 None              None

ITEM 30. LOCATION OF ACCOUNTS AND RECORDS

Each account, book, or other document required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules thereunder is maintained by Jefferson National Life Insurance Company, 9920 Corporate Campus Drive, Suite 1000, Louisville, KY 40223.

ITEM 31. MANAGEMENT SERVICES

Not Applicable.

ITEM 32. UNDERTAKINGS

(a) Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen
(16) months old for so long as payment under the variable annuity contracts may be accepted.

(b) Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

(c) Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form promptly upon written or oral request.

ITEM 33. REPRESENTATIONS

(A) Jefferson National Life Insurance Company (the "Company") hereby represents that the fees and charges deducted under the contracts described in the Prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred and the risks assumed by the Company.

(B) The Securities and Exchange Commission (the "SEC") issued to the American Council of Life Insurance an industry wide no-action letter dated November 28, 1988, stating that the SEC would not recommend any enforcement action if registered separate accounts funding tax-sheltered annuity contracts restrict distributions to plan participants in accordance with the requirements of
Section 403(b)(11), provided certain conditions and requirements were met. Among these conditions and requirements, any registered separate account relying on the no-action position of the SEC must:

(1) Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in each registration statement, including the prospectus, used in connection with the offer of the contract;

(2) Include appropriate disclosure regarding the redemption restrictions imposed by Section 403 (b)(11) in any sales literature used in connection with the offer in the contract;

(3) Instruct sales representatives who solicit participants to purchase the contract specifically to bring the redemption restrictions imposed by Section 403(b)(11) to the attention of the potential participants; and

(4) Obtain from each plan participant who purchases a Section 403(b) annuity contract, prior to or at the time of such purchase, a signed statement acknowledging the participant's understanding of (i) the restrictions on redemption imposed by Section 403(b)(11), and (ii) the investment alternatives available under the employer's Section 403(b) arrangement, to which the participant may elect to transfer his contract value.

The Registrant is relying on the no-action letter. Accordingly, the provisions of paragraphs (1) - (4) above have been complied with.

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies it has caused this initial Registration Statement under the Securities Act of 1933 and Amendment No. 15 to the Registration Statement under the Investment Company Act of 1940 to be signed on its behalf, in the City of Louisville, and the Commonwealth of Kentucky, on this 13th day of April 2005.

JEFFERSON NATIONAL LIFE ANNUITY ACCOUNT G
(Registrant)

JEFFERSON NATIONAL LIFE INSURANCE COMPANY
(Depositor)

By:      /s/ Laurence P. Greenberg
Name:    Laurence P. Greenberg
Title:   CHIEF EXECUTIVE OFFICER

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

        SIGNATURE                                      TITLE               DATE
/s/ David A. Smilow*           Chairman of the Board                     4/13/05
Name: David Smilow

/s/ Tracey Hecht Smilow*       Director                                  4/13/05
Name:  Tracey Hecht Smilow

/s/ Laurence P. Greenberg      Director, Chief Executive                 4/13/05
Name: Laurence Greenberg        Officer and President

/s/ Timothy D. Rogers*         Chief Financial Officer and Treasurer     4/13/05
Name: Timothy D. Rogers

/s/ William J. Findlay*        Controller                                4/13/05
Name: William J. Findlay

/s/ Dean C. Kehler*            Director                                  4/13/05
Name: Dean C. Kehler

/s/ Thomas W. Leaton*          Director                                  4/13/05
Name: Thomas Leaton

/s/ Craig A. Hawley*
Name:  Craig A. Hawley                                                   4/13/05
Attorney in Fact

                                  EXHIBIT INDEX

(4) (h)      Form of Individual Contract Fixed and Variable Accounts. (JNL-2300)

    (i)      Form of Electronic Administration Endorsement (JNL-4020)

(5) (b)      Form of JNL Individual Application. (JNL-6005)

(8) (h) (ii) Form of Amendment dated May 1, 2005 to the Participation
             Agreement Janus Aspen Series and Jefferson National Life Insurance Company dated May 1, 2003.

    (w) (i) Form of Participation Agreement between Jefferson National Life Insurance Company, Rafferty Asset Management, LLC and Potomac Insurance Trust dated May 1, 2005.

(13)         Powers of Attorney. Laurence Greenberg